FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original

Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended June 30, 2019  and
Report on Review of Interim Financial Information

Ernst &Young auditores Independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended June 30, 2019, comprising the statement of financial position as of June 30, 2019 and the related statements of profit or loss and comprehensive income for the three and six-month period then ended, and of changes in equity and cash flows for the six-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncement CPC06(R2) and IFRS 16 – Leases, the corresponding individual and consolidated figures related to the balance sheet for the year ended December 31, 2018 and the corresponding individual and consolidated interim financial information comprising the statements of profit or loss and comprehensive income  for the three and six-month period ended June 30, 2018, and of changes in equity and cash flows for the six-month period ended June 30, 2018, presented for comparison purposes, were adjusted and restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2019, prepared under Company’s management responsibility, whose presentation in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information Form (ITR), and as supplementary information by the International Financial Reporting Standards (IFRS), which does not require SVA presentation. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, July 24, 2019.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

Company Information

Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2019 to 6/30/2019	11
1/1/2018 to 6/30/2018	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2019 to 6/30/2019	19
1/1/2018 to 6/30/2018	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	45

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 6/30/2019
Share Capital
Common	99,680
Preferred	167,399
Total	267,079
Treasury Shares
Common	0
Preferred	233
Total	233

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2019	Previous Year 12/31/2018
1	Total Assets	26,857,000	27,454,000
1.01	Current Assets	8,498,000	9,594,000
1.01.01	Cash and Cash Equivalents	4,030,000	2,935,000
1.01.03	Accounts Receivable	534,000	565,000
1.01.03.01	Trade Receivables	202,000	274,000
1.01.03.02	Other Receivables	332,000	291,000
1.01.04	Inventories	3,369,000	3,606,000
1.01.06	Recoverable Taxes	341,000	316,000
1.01.08	Other Current Assets	224,000	2,172,000
1.01.08.01	Assets Held for Sale	24,000	2,054,000
1.01.08.03	Other	200,000	118,000
1.01.08.03.01	Financial Instruments - Fair Value Hegde	2,000	0
1.01.08.03.02	Others assets	198,000	118,000
1.02	Noncurrent Assets	18,359,000	17,860,000
1.02.01	Long-term Assets	3,251,000	3,208,000
1.02.01.04	Accounts Receivable	204,000	132,000
1.02.01.04.01	Trade receivables, net	71,000	4,000
1.02.01.04.02	Other accounts receivable	133,000	128,000
1.02.01.07	Deferred Taxes	250,000	246,000
1.02.01.08	Prepaid Expenses	11,000	17,000
1.02.01.09	Receivables from related parties	236,000	341,000
1.02.01.10	Other Noncurrent Assets	2,550,000	2,472,000
1.02.01.10.04	Recoverable Taxes	1,854,000	1,813,000
1.02.01.10.05	Restricted deposits for legal proceedings	658,000	624,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	38,000	35,000
1.02.02	Investments	4,969,000	4,444,000
1.02.02.01	Investments in Associates	4,969,000	4,424,000
1.02.02.01.02	Investments in Subsidiaries	4,969,000	4,424,000
1.02.02.02	Investment properties	0	20,000
1.02.03	Property and Equipment, Net	8,287,000	8,402,000
1.02.03.01	Property and Equipment in Use	5,850,000	5,843,000
1.02.03.02	Leased Properties	2,437,000	2,559,000
1.02.04	Intangible Assets, net	1,852,000	1,806,000
1.02.04.01	Intangible Assets	1,852,000	1,806,000
1.02.04.01.02	Intangible Assets	1,225,000	1,152,000
1.02.04.01.03	Intangible Right-of-use	627,000	654,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2019	Previous Year 12/31/2018
2	Total Liabilities	26,857,000	27,454,000
2.01	Current Liabilities	8,210,000	8,875,000
2.01.01	Payroll and Related Taxes	397,000	433,000
2.01.02	Trade payables, net	3,729,000	5,604,000
2.01.03	Taxes and Contributions Payable	290,000	236,000
2.01.04	Borrowings and Financing	2,473,000	1,306,000
2.01.05	Other Liabilities	1,321,000	1,296,000
2.01.05.01	Payables to Related Parties	211,000	316,000
2.01.05.02	Other	1,110,000	980,000
2.01.05.02.01	Dividends and interest on own capital	32,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	41,000	68,000
2.01.05.02.09	Deferred Revenue	71,000	89,000
2.01.05.02.12	Other Accounts Payable	452,000	264,000
2.01.05.02.17	Lease Liability	514,000	502,000
2.02	Noncurrent Liabilities	7,919,000	8,292,000
2.02.01	Borrowings and Financing	3,032,000	3,290,000
2.02.02	Other Liabilities	3,888,000	4,005,000
2.02.02.02	Others	3,888,000	4,005,000
2.02.02.02.03	Taxes payable in installments	423,000	471,000
2.02.02.02.07	Other Accounts Payable	67,000	38,000
2.02.02.02.08	Provision for Losses on Investments in Associates	347,000	279,000
2.02.02.02.09	Lease Liability	3,051,000	3,217,000
2.02.04	Provisions	972,000	987,000
2.02.06	Deferred Revenue	27,000	10,000
2.03	Shareholders’ Equity	10,728,000	10,287,000
2.03.01	Share Capital	6,836,000	6,825,000
2.03.02	Capital Reserves	438,000	413,000
2.03.02.04	Stock Option	431,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,769,000	3,115,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,557,000
2.03.04.12	Transactions with non-controlling interests	-102,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-271,000	0
2.03.08	Other comprehensive income	-44,000	-66,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter 04/01/2019 to 06/30/2019	Year to date current period 01/01/2019 to 06/30/2019	Previous Quarter 04/01/2018 to 06/30/2018	Year to date previous period 01/01/2018 to 06/30/2018
3.01	Net operating revenue	6,389,000	12,625,000	6,443,000	12,681,000
3.02	Cost of sales	-4,699,000	-9,130,000	-4,584,000	-9,051,000
3.03	Gross Profit	1,690,000	3,495,000	1,859,000	3,630,000
3.04	Operating Income/Expenses	-1,451,000	-2,903,000	-1,186,000	-2,602,000
3.04.01	Selling Expenses	-1,153,000	-2,291,000	-1,171,000	-2,301,000
3.04.02	General and administrative expenses	-180,000	-365,000	-179,000	-355,000
3.04.05	Other Operating Expenses	-296,000	-581,000	-285,000	-554,000
3.04.05.01	Depreciation and Amortization	-240,000	-474,000	-227,000	-456,000
3.04.05.03	Other operating expenses, net	-56,000	-107,000	-58,000	-98,000
3.04.06	Share of Profit of associates	178,000	334,000	449,000	608,000
3.05	Profit from operations before net financial expenses	239,000	592,000	673,000	1,028,000
3.06	Net Financial expenses	-244,000	-476,000	-237,000	-460,000
3.07	Income (loss) before income tax and social contribution	-5,000	116,000	436,000	568,000
3.08	Income tax and social contribution	52,000	105,000	36,000	62,000
3.08.01	Current	166,000	158,000	5,000	1,000
3.08.02	Deferred	-114,000	-53,000	31,000	61,000
3.09	Net Income (loss) from continued operations	47,000	221,000	472,000	630,000
3.10	Net Income (loss) from discontinued operations	384,000	345,000	-2,000	-27,000
3.10.01	Net Income (loss) from Discontinued Operations	384,000	345,000	-2,000	-27,000
3.11	Net Income (loss) for the period	431,000	566,000	470,000	603,000
3.99.01.01	ON	1,52118	1,99765	1,65978	2,13022
3.99.01.02	PN	1,67330	2,19741	1,82575	2,34325
3.99.02.01	ON	1,52407	2,00054	1,65397	2,12442
3.99.02.02	PN	1,66740	2,18967	1,81552	2,33011

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Comprehensive Income
R$ (in thousands)
Code	Description	Current Quarter 04/01/2019 to 06/30/2019	Year to date current period 01/01/2019 to 06/30/2019	Previous Quarter 04/01/2018 to 06/30/2018	Year to date previous period 01/01/2018 to 06/30/2018
4.01	Net income for the Period	431,000	566,000	470,000	603,000
4.02	Other Comprehensive Income	11,000	4,000	-12,000	-22,000
4.02.02	Foreign Currency Translation	4,000	5,000	-24,000	-31,000
4.02.04	Fair Value of Trade Receivables	10,000	-7,000	17,000	13,000
4.02.05	Income Tax Related to Other Comprehensive Income	-3,000	6,000	-5,000	-4,000
4.03	Total Comprehensive Income for the Period	442,000	570,000	458,000	581,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
			1.000,00
R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net Cash Operating Activities	-1,263,000	-761,000
6.01.01	Cash Provided by the Operations	640,000	957,000
6.01.01.01	Net Income for the Period	566,000	603,000
6.01.01.02	Deferred Income Tax and Social Contribution	-4,000	-30,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	66,000	13,000
6.01.01.04	Depreciation/Amortization	534,000	505,000
6.01.01.05	Interest and Inflation Adjustments	447,000	416,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	-334,000	-608,000
6.01.01.08	Provision for Risks	-9,000	63,000
6.01.01.10	Share-based Payment	25,000	28,000
6.01.01.11	Allowance for Doubtful Accounts	11,000	0
6.01.01.13	Allowance for obsolescence and damages	-3,000	1,000
6.01.01.14	Other Operating Expenses	39,000	-13,000
6.01.01.15	Deferred Revenue	-11,000	-6,000
6.01.01.16	Loss or gain on lease liabilities	-68,000	-15,000
6.01.01.18	Gain in disposal of subsidiaries	-619,000	0
6.01.02	Changes in Assets and Liabilities	-1,903,000	-1,718,000
6.01.02.01	Accounts Receivable	-8,000	307,000
6.01.02.02	Inventories	240,000	-141,000
6.01.02.03	Recoverable Taxes	-77,000	-51,000
6.01.02.04	Other Assets	-123,000	-80,000
6.01.02.05	Related Parties	-166,000	-17,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-42,000	-13,000
6.01.02.07	Trade Payables	-1,875,000	-1,606,000
6.01.02.08	Payroll and Related Taxes	-36,000	-41,000
6.01.02.09	Taxes and Social Contributions Payable	1,000	-102,000
6.01.02.10	Payments of provision for risk	-39,000	-46,000
6.01.02.11	Deferred Revenue	10,000	11,000
6.01.02.12	Other Payables	157,000	54,000
6.01.02.13	Income Tax and Social contribution,paid	-4,000	0
6.01.02.15	Received Dividends and Interest on own capital	59,000	7,000
6.02	Net Cash of Investing Activities	2,043,000	-244,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-421,000	-243,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-60,000	-61,000
6.02.04	Sales of Property and Equipment	13,000	60,000
6.02.08	Cash received from subsidiary sale	2,511,000	0
6.03	Net Cash of Financing Activities	315,000	339,000
6.03.01	Capital Increase	11,000	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,099,000	1,488,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-147,000	-583,000
6.03.05	Payment of Dividends	-192,000	-166,000
6.03.07	Acquisition of companies	-19,000	0
6.03.09	Payment of lease liability	-437,000	-401,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,095,000	-666,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,935,000	2,868,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,030,000	2,202,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 06/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000
5.02	Net income for the year	0	0	0	-796,000	0	-796,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-796,000	-66,000	10,287,000
5.04	Capital Transactions with Shareholders	11,000	25,000	-137,000	-41,000	18,000	-124,000
5.04.01	Capital Increases	11,000	0	0	0	0	11,000
5.04.03	Share based expenses	0	19,000	0	0	0	19,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	6,000	0	0	0	6,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-4,000	18,000	14,000
5.05	Total Comprehensive Income	0	0	0	566,000	4,000	570,000
5.05.01	Net Income for the Period	0	0	0	566,000	0	566,000
5.05.02	Other Comprehensive Income	0	0	0	0	4,000	4,000
5.05.02.04	Foreign currency translation	0	0	0	0	5,000	5,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-7,000	-7,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	6,000	6,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-5,000	0	0	-5,000
5.06.05	Transactions with Non-controlling Interests	0	0	-5,000	0	0	-5,000
5.07	Closing Balance	6,836,000	438,000	3,769,000	-271,000	-44,000	10,728,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 06/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000
5.02	Net income for the year	0	0	0	-768,000	0	-768,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-882,000	-49,000	9,420,000
5.04	Capital Transactions with Shareholders	1,000	45,000	-13,000	-76,000	0	-43,000
5.04.01	Capital Increases	1,000	0	0	0	0	1,000
5.04.03	Share based expenses	0	34,000	0	0	0	34,000
5.04.07	Interest on own Capital	0	0	-13,000	-76,000	0	-89,000
5.04.08	Share based expenses of Subsidiaries	0	11,000	0	0	0	11,000
5.05	Total Comprehensive Income	0	0	0	603,000	-22,000	581,000
5.05.01	Net Income for the Period	0	0	0	603,000	0	603,000
5.05.02	Other Comprehensive Income	0	0	0	0	-22,000	-22,000
5.05.02.04	Foreign currency translation	0	0	0	0	-31,000	-31,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	13,000	13,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	-4,000	-4,000
5.07	Closing Balance	6,823,000	400,000	3,161,000	-355,000	-71,000	9,958,000

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ITR – Interim Financial Information – June 30,2019 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 03/31/2018
7.01	Revenues	14,264,000	13,743,000
7.01.01	Sales of Goods, Products and Services	13,690,000	13,728,000
7.01.02	Other Revenues	572,000	12,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	3,000
7.02	Products Acquired from Third Parties	-10,974,000	-10,813,000
7.02.01	Costs of Products, Goods and Services Sold	-9,463,000	-9,273,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,511,000	-1,540,000
7.03	Gross Value Added	3,290,000	2,930,000
7.04	Retention	-534,000	-505,000
7.04.01	Depreciation and Amortization	-534,000	-505,000
7.05	Net Value Added Produced	2,756,000	2,425,000
7.06	Value Added Received in Transfer	745,000	623,000
7.06.01	Share of Profit of Subsidiaries and Associates	334,000	608,000
7.06.02	Financial Revenue	66,000	42,000
7.06.03	Other	345,000	-27,000
7.07	Total Value Added to Distribute	3,501,000	3,048,000
7.08	Distribution of Value Added	3,501,000	3,048,000
7.08.01	Personnel	1,501,000	1,549,000
7.08.01.01	Direct Compensation	966,000	960,000
7.08.01.02	Benefits	290,000	297,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	97,000	93,000
7.08.01.04	Other	148,000	199,000
7.08.02	Taxes, Fees and Contributions	875,000	364,000
7.08.02.01	Federal	522,000	177,000
7.08.02.02	State	205,000	94,000
7.08.02.03	Municipal	148,000	93,000
7.08.03	Value Distributed to Providers of Capital	559,000	532,000
7.08.03.01	Interest	554,000	526,000
7.08.03.02	Rentals	5,000	6,000
7.08.04	Value Distributed to Shareholders	566,000	603,000
7.08.04.01	Interest on shareholders' equity	174,000	76,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	392,000	527,000

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Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 06/30/2019	Previous Year 12/31/2018
1	Total Assets	32,866,000	60,374,000
1.01	Current Assets	12,002,000	40,140,000
1.01.01	Cash and Cash Equivalents	4,705,000	4,369,000
1.01.03	Accounts Receivable	665,000	686,000
1.01.03.01	Trade Receivables	317,000	384,000
1.01.03.02	Other Receivables	348,000	302,000
1.01.04	Inventories	5,692,000	5,909,000
1.01.06	Recoverable Taxes	615,000	679,000
1.01.08	Other Current Assets	325,000	28,497,000
1.01.08.01	Assets Held for Sale	24,000	28,305,000
1.01.08.03	Other	301,000	192,000
1.01.08.03.01	Financial Instruments - Fair Value Hegde	48,000	43,000
1.01.08.03.02	Others assets	253,000	149,000
1.02	Noncurrent Assets	20,864,000	20,234,000
1.02.01	Long-term Assets	4,330,000	4,083,000
1.02.01.04	Accounts Receivable	204,000	132,000
1.02.01.04.01	Trade receivables, net	71,000	4,000
1.02.01.04.02	Other accounts receivable	133,000	128,000
1.02.01.07	Deferred Taxes	294,000	335,000
1.02.01.08	Prepaid Expenses	18,000	17,000
1.02.01.09	Receivables from related parties	37,000	34,000
1.02.01.10	Other Noncurrent Assets	3,777,000	3,565,000
1.02.01.10.04	Recoverable Taxes	2,919,000	2,745,000
1.02.01.10.05	Restricted deposits for legal proceedings	811,000	776,000
1.02.01.10.06	Financial Instruments - Fair Value Hegde	47,000	44,000
1.02.02	Investments	232,000	223,000
1.02.02.01	Investments in Associates	232,000	203,000
1.02.02.02	Investment properties	0	20,000
1.02.03	Property and Equipment, Net	13,425,000	13,123,000
1.02.03.01	Property and Equipment in Use	9,961,000	9,621,000
1.02.03.02	Leased Properties	3,464,000	3,502,000
1.02.04	Intangible Assets, net	2,877,000	2,805,000
1.02.04.01	Intangible Assets	2,877,000	2,805,000
1.02.04.01.02	Intangible Assets	2,022,000	1,918,000
1.02.04.01.03	Intangible Right-of-use	855,000	887,000

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Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 06/30/2019	Previous Year 12/31/2018
2	Total Liabilities	32,866,000	60,374,000
2.01	Current Liabilities	12,553,000	36,971,000
2.01.01	Payroll and Related Taxes	652,000	686,000
2.01.02	Trade payables, net	6,827,000	9,246,000
2.01.03	Taxes and Contributions Payable	470,000	370,000
2.01.04	Borrowings and Financing	3,073,000	1,981,000
2.01.05	Other Liabilities	1,531,000	1,499,000
2.01.05.01	Payables to Related Parties	142,000	145,000
2.01.05.02	Other	1,389,000	1,354,000
2.01.05.02.01	Dividends and interest on own capital	32,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	64,000	149,000
2.01.05.02.09	Deferred Revenue	171,000	250,000
2.01.05.02.12	Other Accounts Payable	518,000	323,000
2.01.05.02.17	Lease liability	604,000	575,000
2.01.07	Liabilities related to assets held for sale	0	23,189,000
2.02	Noncurrent Liabilities	9,585,000	10,207,000
2.02.01	Borrowings and Financing	3,125,000	3,392,000
2.02.02	Other Liabilities	4,967,000	4,986,000
2.02.02.02	Others	4,967,000	4,986,000
2.02.02.02.03	Taxes payable in installments	423,000	471,000
2.02.02.02.07	Other Accounts Payable	80,000	49,000
2.02.02.02.08	Provision for Losses on Investments in Associates	339,000	279,000
2.02.02.02.09	Lease Liability	4,125,000	4,187,000
2.02.03	Deferred taxes	227,000	581,000
2.02.04	Provisions	1,235,000	1,235,000
2.02.06	Deferred Revenue	31,000	13,000
2.03	Shareholders’ Equity	10,728,000	13,196,000
2.03.01	Share Capital	6,836,000	6,825,000
2.03.02	Capital Reserves	438,000	413,000
2.03.02.04	Stock Option	431,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,769,000	3,115,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,557,000
2.03.04.12	Transactions with non-controlling interests	-102,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-271,000	0
2.03.08	Other comprehensive income	-44,000	-66,000
2.03.09	Non-Controlling interests	0	2,909,000

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Consolidated Interim Financial Information / Statement of Operations
R$ (in thousands)
Code	Description	Current Quarter 04/01/2019 to 06/30/2019	Year to date current period 01/01/2019 to 06/30/2019	Previous Quarter 04/01/2018 to 06/30/2018	Year to date previous period 01/01/2018 to 06/30/2018
3.01	Net operating revenue	13,081,000	25,790,000	11,775,000	23,118,000
3.02	Cost of sales	-10,263,000	-20,174,000	-8,669,000	-17,454,000
3.03	Gross Profit	2,818,000	5,616,000	3,106,000	5,664,000
3.04	Operating Income/Expenses	-2,407,000	-4,759,000	-2,262,000	-4,453,000
3.04.01	Selling Expenses	-1,735,000	-3,422,000	-1,618,000	-3,190,000
3.04.02	General and administrative expenses	-255,000	-524,000	-248,000	-488,000
3.04.05	Other Operating Expenses	-407,000	-786,000	-388,000	-731,000
3.04.05.01	Depreciation and Amortization	-335,000	-663,000	-301,000	-602,000
3.04.05.03	Other operating expenses, net	-72,000	-123,000	-87,000	-129,000
3.04.06	Share of Profit of associates	-10,000	-27,000	-8,000	-44,000
3.05	Profit from operations before net financial expenses	411,000	857,000	844,000	1,211,000
3.06	Net Financial expenses	-279,000	-562,000	-278,000	-540,000
3.07	Income (loss) before income tax and social contribution	132,000	295,000	566,000	671,000
3.08	Income tax and social contribution	-61,000	-78,000	-161,000	-191,000
3.08.01	Current	33,000	-75,000	-80,000	-112,000
3.08.02	Deferred	-94,000	-3,000	-81,000	-79,000
3.09	Net Income (loss) from continued operations	71,000	217,000	405,000	480,000
3.10	Net Income (loss) from discontinued operations	328,000	381,000	157,000	330,000
3.10.01	Net Income (loss) from Discontinued Operations	328,000	381,000	157,000	330,000
3.11	Net Income (loss) for the period	399,000	598,000	562,000	810,000
3.11.01	Attributable to Controlling Shareholders	431,000	566,000	470,000	603,000
3.11.02	Attributable to Non-controlling Shareholders	-32,000	32,000	92,000	207,000
3.99.01	Basic Earnings per Share
3.99.01.01	ON	1,52118	1,99765	1,00396	2,13022
3.99.01.02	PN	1,68527	2,19741	1,10436	2,34325
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	1,52118	2,00054	1,00188	2,12442
3.99.02.02	PN	1,67330	2,18967	1,09676	2,33011

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Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Current Quarter 04/01/2019 to 06/30/2019	Year to date current period 01/01/2019 to 06/30/2019	Previous Quarter 04/01/2018 to 06/30/2018	Year to date previous period 01/01/2018 to 06/30/2018
4.01	Net income for the Period	399,000	598,000	562,000	810,000
4.02	Other Comprehensive Income	11,000	4,000	-4,000	-17,000
4.02.02	Foreign Currency Translation	4,000	5,000	-24,000	-31,000
4.02.04	Fair Value of Trade Receivables	10,000	-17,000	29,000	20,000
4.02.05	Income Tax Related to Other Comprehensive Income	-3,000	16,000	-9,000	-6,000
4.03	Total Comprehensive Income for the Period	410,000	602,000	558,000	793,000
4.03.01	Attributable to Controlling Shareholders	442,000	570,000	458,000	581,000
4.03.02	Attributable to Non-Controlling Shareholders	-32,000	32,000	100,000	212,000

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Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)		1000
		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 06/30/2019	01/01/2018 to 06/30/2018
6.01	Net Cash Operating Activities	-3,975,000	-2,024,000
6.01.01	Cash Provided by the Operations	1,871,000	3,372,000
6.01.01.01	Net Income for the Period	598,000	810,000
6.01.01.02	Deferred Income Tax and Social Contribution	66,000	282,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipments	110,000	115,000
6.01.01.04	Depreciation/Amortization	732,000	666,000
6.01.01.05	Interest and Inflation Adjustments	837,000	851,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	11,000	32,000
6.01.01.08	Provision for Risks	147,000	143,000
6.01.01.10	Share-based Payment	29,000	28,000
6.01.01.11	Allowance for Doubtful Accounts	259,000	322,000
6.01.01.13	Allowance for obsolescence and damages	-11,000	-15,000
6.01.01.14	Other Operating Expenses	18,000	369,000
6.01.01.15	Deferred Revenue	-215,000	-215,000
6.01.01.16	Loss or gain on lease liabilities	-91,000	-16,000
6.01.01.18	Gain in disposal of subsidiaries	-619,000	0
6.01.02	Changes in Assets and Liabilities	-5,846,000	-5,396,000
6.01.02.01	Accounts Receivable	-63,000	324,000
6.01.02.02	Inventories	-24,000	-1,321,000
6.01.02.03	Recoverable Taxes	-21,000	-1,317,000
6.01.02.04	Other Assets	-301,000	-54,000
6.01.02.05	Related Parties	-97,000	56,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-20,000	-12,000
6.01.02.07	Trade Payables	-4,775,000	-2,359,000
6.01.02.08	Payroll and Related Taxes	-169,000	-128,000
6.01.02.09	Taxes and Social Contributions Payable	101,000	6,000
6.01.02.10	Payments of provision for risk	-364,000	-440,000
6.01.02.11	Deferred Revenue	12,000	117,000
6.01.02.12	Other Payables	-44,000	-19,000
6.01.02.13	Income Tax and Social contribution,paid	-93,000	-249,000
6.01.02.15	Received Dividends and Interest on own capital	12,000	0
6.02	Net Cash of Investing Activities	1,144,000	-842,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-1,000,000	-711,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-197,000	-212,000
6.02.04	Sales of Property and Equipment	15,000	81,000
6.02.08	Cash received from subsidiary sale	2,326,000	0
6.03	Net Cash of Financing Activities	-544,000	-486,000
6.03.01	Capital Increase	11,000	1,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	3,246,000	4,362,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-2,672,000	-3,755,000
6.03.05	Payment of Dividends	-192,000	-176,000
6.03.07	Acquisition of companies	-19,000	0
6.03.09	Payment of lease liability	-918,000	-918,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-3,375,000	-3,352,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,080,000	7,351,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,705,000	3,999,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 06/30/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000	2,856,000	13,939,000
5.02	Net income for the year	0	0	0	-796,000	0	-796,000	53,000	-743,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-796,000	-66,000	10,287,000	2,909,000	13,196,000
5.04	Capital Transactions with Shareholders	11,000	25,000	-137,000	-41,000	18,000	-124,000	-3,269,000	-3,393,000
5.04.01	Capital Increases	11,000	0	0	0	0	11,000	0	11,000
5.04.03	Share based expenses	0	19,000	0	0	0	19,000	0	19,000
5.04.07	Interest on own Capital	0	0	-137,000	-37,000	0	-174,000	0	-174,000
5.04.08	Share based expenses of Subsidiaries	0	6,000	0	0	0	6,000	4,000	10,000
5.04.09	Desconsolidation Via Varejo	0	0	0	-4,000	18,000	14,000	-3,273,000	-3,259,000
5.05	Total Comprehensive Income	0	0	0	566,000	4,000	570,000	32,000	602,000
5.05.01	Net Income for the Period	0	0	0	566,000	0	566,000	32,000	598,000
5.05.02	Other Comprehensive Income	0	0	0	0	4,000	4,000	0	4,000
5.05.02.04	Foreign currency translation	0	0	0	0	5,000	5,000	0	5,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-7,000	-7,000	-10,000	-17,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	6,000	6,000	10,000	16,000
5.06	Internal Changes of Shareholders’ Equity	0	0	-5,000	0	0	-5,000	328,000	323,000
5.06.05	Transactions with Non-controlling Interests	0	0	-5,000	0	0	-5,000	328,000	323,000
5.07	Closing Balance	6,836,000	438,000	3,769,000	-271,000	-44,000	10,728,000	0	10,728,000

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Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 06/30/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000	2,853,000	13,041,000
5.02	Net income for the year	0	0	0	-768,000	0	-768,000	-82,000	-850,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-882,000	-49,000	9,420,000	2,771,000	12,191,000
5.04	Capital Transactions with Shareholders	1,000	45,000	-13,000	-76,000	0	-43,000	8,000	-35,000
5.04.01	Capital Increases	1,000	0	0	0	0	1,000	0	1,000
5.04.03	Share based expenses	0	34,000	0	0	0	34,000	0	34,000
5.04.07	Interest on own Capital	0	0	-13,000	-76,000	0	-89,000	0	-89,000
5.04.08	Share based expenses of Subsidiaries	0	11,000	0	0	0	11,000	8,000	19,000
5.05	Total Comprehensive Income	0	0	0	603,000	-22,000	581,000	212,000	793,000
5.05.01	Net Income for the Period	0	0	0	603,000	0	603,000	207,000	810,000
5.05.02	Other Comprehensive Income	0	0	0	0	-22,000	-22,000	5,000	-17,000
5.05.02.04	Foreign currency translation	0	0	0	0	-31,000	-31,000	0	-31,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	13,000	13,000	7,000	20,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	-4,000	-4,000	-2,000	-6,000
5.07	Closing Balance	6,823,000	400,000	3,161,000	-355,000	-71,000	9,958,000	2,991,000	12,949,000

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Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)		1000
		Year to date current period	Year to date previous period
Code	Description	1/01/2019 to 06/30/2019	01/01/2018 to 03/31/2018
7.01	Revenues	28,626,000	25,091,000
7.01.01	Sales of Goods, Products and Services	28,046,000	25,071,000
7.01.02	Other Revenues	578,000	17,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,000	3,000
7.02	Products Acquired from Third Parties	-23,129,000	-20,336,000
7.02.01	Costs of Products, Goods and Services Sold	-20,386,000	-18,289,000
7.02.02	Materials, Energy, Outsourced Services and Other	-2,743,000	-2,047,000
7.03	Gross Value Added	5,497,000	4,755,000
7.04	Retention	-732,000	-666,000
7.04.01	Depreciation and Amortization	-732,000	-666,000
7.05	Net Value Added Produced	4,765,000	4,089,000
7.06	Value Added Received in Transfer	458,000	347,000
7.06.01	Share of Profit of Subsidiaries and Associates	-27,000	-44,000
7.06.02	Financial Revenue	104,000	61,000
7.06.03	Other	381,000	330,000
7.07	Total Value Added to Distribute	5,223,000	4,436,000
7.08	Distribution of Value Added	5,223,000	4,436,000
7.08.01	Personnel	2,199,000	2,112,000
7.08.01.01	Direct Compensation	1,437,000	1,333,000
7.08.01.02	Benefits	464,000	441,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	139,000	126,000
7.08.01.04	Other	159,000	212,000
7.08.01.04.01	Profit (cost) sharing	159,000	212,000
7.08.02	Taxes, Fees and Contributions	1,730,000	872,000
7.08.02.01	Federal	873,000	493,000
7.08.02.02	State	685,000	264,000
7.08.02.03	Municipal	172,000	115,000
7.08.03	Value Distributed to Providers of Capital	696,000	642,000
7.08.03.01	Interest	683,000	630,000
7.08.03.02	Rentals	13,000	12,000
7.08.04	Value Distributed to Shareholders	598,000	810,000
7.08.04.01	Interest on shareholders' equity	174,000	76,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	392,000	527,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	32,000	207,000

São Paulo, July 24, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the second quarter of 2019. Comparisons are with the same period in 2018, except where stated otherwise. All comments related to adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. Comments below refer to numbers before the application of IFRS 16, except stated otherwise.

          2Q19 RESULTS

GPA Food

▪        Total sales reached R$14.2 billion, up 11.3%, continuing the excellent trend of recent quarters, despite the challenging consumption scenario and the decrease in inflation during 2Q19

▪        Adjusted EBITDA totaled R$888 million, with margin of 6.8%, with continued consistent results at Assaí and higher investments in competitiveness at Multivarejo;

▪        Net income attributable to controlling shareholders(*) totaled R$490 million, with margin of 3.7%;

▪        Maintenance of strong cash position and solid capital structure, with reduction in leverage mainly due to the conclusion of the sale of Via Varejo’s interest on the stock exchange, which totaled R$2.3 billion;

▪        Continued progress in digital transformation: (i) leadership in food e-commerce with 37% growth; (ii) expansion of James Delivery to Santos and Fortaleza, in addition Curitiba and São Paulo, with sales 4.7 times higher from previous quarter; (iii) 58% increase in downloads of the “Meu Desconto” app, to over 9.3 million, confirming its success and attractiveness; and (iv) Forty-fold increase in Cheftime kit sales since the start of the partnership, surpassing 41,000 kits.

	Food Business			Consolidated

(R$ million)	2Q19 Post IFRS 16	2Q18 Post IFRS 16	Δ	2Q19 Post IFRS 16	2Q18 Post IFRS 16	Δ
Gross Revenue	14,218	12,772	11.3%	14,219	12,772	11.3%
Gross Margin	21.6%	23.0%	-140 bps	21.6%	23.0%	-140 bps
Selling, General and Adm. Expenses	(1,985)	(1,866)	6.3%	(1,991)	(1,866)	6.7%
% of Net Revenue	15.2%	15.9%	-70 bps	15.2%	15.9%	-70 bps
Adjusted EBITDA(1)(2)	888	880	0.9%	855	851	0.4%
Adjusted EBITDA Margin	6.8%	7.5%	-70 bps	6.5%	7.3%	-80 bps
Net Financial Revenue (Expenses)	(280)	(277)	0.9%	(280)	(277)	0.9%
% of Net Revenue	2.1%	2.4%	-30 bps	2.1%	2.4%	-30 bps
Net Income Controlling Shareholders - Consolidated (*)	490	155	217.4%	432	193	124.1%
Net margin - Controlling Shareholders Consolidated (*)	3.7%	1.3%	240 bps	3.3%	1.6%	170 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses .

(* ) Excludes nonrecurring effects in 2Q18, corresponding to R$45 million at Multivarejo related to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base and R$369 million at Assaí related to the reversal of the provision for ICMS ST credits for periods prior to 2018. Net Income  is net of income tax.

“In the quarter, Assaí once again confirmed the sustainability of the format. The performance was mainly marked by the successful organic expansion, resulting in accelerated sales growth and increased profitability. Multivarejo’s performance reflected the challenges in the consumption and economic environments, which were marked by more cautious consumer behavior. Consequently, higher promotional investments were required, which pressured business margins. However, we believe that this is something non-recurrent in the current economic scenario. The result of store renovations and conversions contributed to the consistent improvement in sales, which posted double-digit growth in line with the portfolio adjustment goals. We also made significant progress in private-label brands and in digital transformation projects, notably the expansion of the James Delivery service and Cheftime, which underlined the successful investments we made recently. ”

Peter Estermann - Chief Executive Officer of GPA

IFRS 16

As of January 1, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value for virtually all lease agreements of our stores.

The Company opted for full retrospective adoption as if the pronouncement had been adopted since the start of the contracts, in order to show the comparative effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

The table below shows the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

Consolidated	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,219	(0)	14,219	12,772	-	12,772	11.3%	11.3%
Net Revenue(*)	13,081	-	13,081	11,730	-	11,730	11.5%	11.5%
Gross Profit(*)	2,811	8	2,820	2,684	9	2,693	4.8%	4.7%
Gross Margin(*)	21.5%	10 bps	21.6%	22.9%	10 bps	23.0%	-140 bps	-140 bps
Selling, General and Adm. Expenses	(2,177)	186	(1,991)	(2,037)	171	(1,866)	6.9%	6.7%
% of Net Revenue	16.6%	-140 bps	15.2%	17.4%	-150 bps	15.9%	-80 bps	-70 bps
Adjusted EBITDA(1)(2)(*)	639	216	855	648	203	851	-1.4%	0.4%
Adjusted EBITDA Margin(1)(2)(*)	4.9%	160 bps	6.5%	5.5%	180 bps	7.3%	-60 bps	-80 bps
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
% of Net Revenue	1.1%	100 bps	2.1%	1.3%	110 bps	2.4%	-20 bps	-30 bps
Net IncomeControlling Shareholders - Consolidated (*)	432	0	432	201	(8)	193	115.1%	124.1%
Net margin - Controlling Shareholders Consolidated (*)	3.3%	0 bps	3.3%	1.7%	-10 bps	1.6%	160 bps	170 bps

Food Business	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	14,218	-	14,218	12,772	-	12,772	11.3%	11.3%
Net Revenue(*)	13,081	-	13,081	11,730	-	11,730	11.5%	11.5%
Gross Profit(*)	2,811	8	2,820	2,684	9	2,693	4.8%	4.7%
Gross Margin(*)	21.5%	10 bps	21.6%	22.9%	10 bps	23.0%	-140 bps	-140 bps
Selling, General and Adm. Expenses	(2,170)	186	(1,985)	(2,037)	171	(1,866)	6.5%	6.3%
% of Net Revenue	16.6%	-140 bps	15.2%	17.4%	-150 bps	15.9%	-80 bps	-70 bps
Adjusted EBITDA(1)(2)(*)	671	217	888	679	201	880	-1.2%	0.9%
Adjusted EBITDA Margin(1)(2)(*)	5.1%	170 bps	6.8%	5.8%	170 bps	7.5%	-70 bps	-70 bps
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
% of Net Revenue	1.1%	100 bps	2.1%	1.3%	110 bps	2.4%	-20 bps	-30 bps
Net Income Controlling Shareholders - Consolidated (*)	508	(17)	490	199	(44)	155	155.2%	217.4%
Net margin - Controlling Shareholders Consolidated (*)	3.9%	-20 bps	3.7%	1.7%	-40 bps	1.3%	220 bps	240 bps

  (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

(* ) Excludes nonrecurring effects in 2Q18, corresponding to R$45 million at Multivarejo related to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the PIS/COFINS calculation base and R$369 million at Assaí related to the reversal of the provision for ICMS ST credits for periods prior to 2018. Net Income  is net of income tax.

OPERATING PERFORMANCE BY BUSINESS

Assaí

(*) To reflect the calendar effect, in 2Q19 60 bps was deducted from same-store sales.

Gross sales revenue totaled R$7.1 billion in 2Q19, up 24.4%, driven by the strong same-store sales growth of 8.1%,  successful rollout of the commercial policy and expansion of stores, resulting in significant market share gain (Nielsen data). Assaí opened 18 new stores in the last 12 months and continues its plan to open approximately 20 stores in 2019. In the quarter, 3 stores were opened: in the city of Aricanduva in São Paulo, one of the banner’s largest stores, with sales area of over 7,000 square meters; in the city of Palmas in Tocantins, representing the banner’s entry in the state; and in the city of Serra Talhada in Pernambuco. Another highlight was the Passaí Card, which maintained its strong pace of adhesion, totaling 823,000 cards issued, representing over 5% penetration, compared to 3% in 2Q18.

Gross profit reached R$1.1 billion, with margin of 16.7%, up 30 bps from 2Q18, mainly due to the accelerated maturation of stores opened in the last 2 years, in addition to higher share of individuals and better sales mix, without any change in the format’s level of competitiveness.

Selling, general and administrative expenses continue to increase but below gross profit growth, remaining practically stable at 9.8% of sales, despite the strong expansion.

Adjusted EBITDA maintained the consistent growth of recent quarters, increasing 24.4% to R$453 million, and margin of 6.9%.

	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,144	-	7,144	5,742	-	5,742	24.4%	24.4%
Net Revenue	6,532	-	6,532	5,278	-	5,278	23.8%	23.8%
Gross Profit(*)	1,088	2	1,090	868	0	868	25.4%	25.6%
Gross Margin(*)	16.7%	0 bps	16.7%	16.4%	0 bps	16.4%	30 bps	30 bps
Selling, General and Adm. Expenses	(680)	39	(642)	(549)	37	(512)	24.0%	25.4%
% of Net Revenue	10.4%	-60 bps	9.8%	10.4%	-70 bps	9.7%	0 bps	10 bps
Adjusted EBITDA(1)(2)(*)	410	43	453	321	43	364	27.8%	24.4%
Adjusted EBITDA Margin(1)(2)(*)	6.3%	60 bps	6.9%	6.1%	80 bps	6.9%	20 bps	0 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

 (*) Excluding in 2Q18 the sum of R$369 million being the reversal of the provision for ICMS-ST tax credits related to periods prior to 2018.

In a challenging economic environment, Assaí continues to demonstrate consistency and adherence of its business model. It expanded its share in the Group, surpassing 50% of GPA Food sales in 2Q19. The success of the format is due to a strategy based on a successful sales policy combined with the excellent performance of store expansion.

Between 2013 and 2019(*), Assaí’s gross revenue increased four times, expanding its sales area by 129%, and the expectation is to close the year with more than 160 stores across Brazil. As a result, Assaí’s market share expanded by around 60%: from 18.5% at the end of 2013 to 29.0% in June 2019, significantly contributing to the growth of the cash and carry format in Brazil.

This expansion came together with a strong increase in profitability: EBITDA margin (before IFRS) was 4.0% in 2013 and is estimated at 6.3%-6.4% in 2019, representing CAGR of more than 36%(*) in EBITDA per year. Net income in the last 12 months was eight times higher than in 2013, increasing the return to above 25%, reinforcing the format’s solid fundamentals.

(*) Considering the last 12 months in relation to June 2019

(**) Adjusted EBIT / Capital employed

Outlook:

The guidance announced for the banner for the year remains unchanged:

▪        Net sales: continued strong expansion, with same-store sales growth of about 200 bps above inflation and total sales of over 20%;

▪        EBITDA: EBITDA margin should increase by around 30 bps to 40 bps (before IFRS 16), driven mainly by the quality of the stores opened in recent years, which have matured sooner than expected.

Multivarejo

 (1) To reflect the calendar effect, in 2Q19, 90 bps was excluded from same-store sales’

(*) Includes Extra Super, Mercado Extra and Compre Bem.

Multivarejo’s sales performance chiefly reflected the current consumption scenario, with economic recovery falling behind expectations. Also, other factors affected performance in the quarter, such as the strong comparison base due to the World Cup, the truck drivers’ strike – which had a positive impact on some formats – and adjustments to the commercial policy made at the end of 1Q18.

Despite this challenging scenario, food sales registered significant growth of 2.5%, enabling the continued gain in market share (Nielsen data). In the quarter, there was an increase in the penetration of private-label brands in the food categories to 12.1%, up 60 bps from 2Q18, mainly due to the repositioning of the portfolio and the launch of new products (500 new products expected in the year).

The non-food category was adversely affected by the strong comparison base of 2Q18 (up 20.8%), mainly due to the World Cup.

Following are the main factors that influenced ‘same-store’ sales of each banner:

▪        Extra Hiper: captured significant market share in the last 12 months. Sales performance was influenced by better results in the food category compared to 1Q19, offset by the strong comparison base of the non-food category mainly due to the World Cup.

▪        Extra Super, Mercado Extra and Compre Bem: successful project for the renovation and conversion of Extra Super stores to Mercado Extra (43 stores) and Compre Bem stores (13 stores), which continue to register double-digit growth in sales and number of clients, with consistent market share gains.

▪        Pão de Açúcar: performance affected on a one-off basis by the strong comparison base of 2Q18 (+8%), due to strong commercial activations during the World Cup, the change in the final period of the ‘Juntou e Trocou’ campaign (Jun/2018 vs. Jul/2019) and the effect of the truck drivers’ strike, which benefited the format. In the year, the banner's market share remained stable. Moreover, the 26 renovated stores according to the concepts of last generations (G7 and G6) already account for approximately 25% of the banner’s sales, growing 900 bps above other stores. By the year-end, a total of 20 stores will be renovated.

▪        Proximity: maintenance of significant growth above inflation and with significant market share gains, despite the strong comparison base. The format’s performance is mainly due to the increase in customer traffic and average ticket, due to the alignment of commercial activations with the Extra and Pão de Açúcar banners, in addition to the higher penetration of the Private-Label Brands strategy.

Gross profit reached R$1.7 billion, with gross margin of 26.4%, mainly due to two key effects:

(i) one-off impacts:

▪        strong comparison base on account of the truck drivers’ strike in 2Q18, when promotional campaigns were scaled down (20 bps);

▪        negative impact of promotional investments in low turnover products  to improve the quality of inventory (20 bps);

▪        effect of the end of the “MP do Bem” in 2018 (30 bps), which affect non-food sales;

▪        lower share of the Pão de Açúcar banner in the sales mix due to the comparison base of 2Q18, as mentioned in the sales performance section (20 bps).

▪        seasonal effect of Easter (20 bps).

(ii)  impacts of the economic scenario:

▪        investments in competitiveness at Multivarejo (70 bps), which translated into continued gains in market share. These investments were mainly concentrated in the Hiper format, which is the worst affected by the more cautious consumption environment.

The Company expects to capture the effects of more dynamic economic activity in the second half and will continue to implement initiatives to optimize gross margin:

▪        increased use of digital means for disseminating and activating offers across all channels, enabling greater success and customization of offers, increasing the share of consumers with the full basket purchase profile;

▪        greater integration and planning with key strategic suppliers, drawing up detailed plans and annual targets shared between the industry and retail teams, mainly for grocery categories;

▪        increase in the share of categories with higher margins, such as fruits, vegetables and greens, through strategic projects (renovations of Pão de Açúcar stores with the implementation of G7 concept and the conversion of Extra Super into Mercado Extra and Compre Bem);

▪        additional investments in tools, people and processes related to pricing and analysis of promotional return in order to optimize allocation across diverse formats and regions.

Selling, general and administrative expenses diluted more than in 2Q18, decreasing 0.9%, due to initiatives designed to compensate the investments made to drive competitiveness, without impacting the level of service to customers. The main fronts were personnel expenses, which remained stable despite higher inflation in the period; the 10% decline in marketing expenses, due to the migration from paper to digital leaflets, without reducing the intensity of communication; and the renegotiation of IT services and general services agreements at stores, which enabled a 24% decline in these expenses.

Adjusted EBITDA reached R$435 million, with margin of 6.6%, mainly reflecting the effects on gross margin, as mentioned above.

	2Q19			2Q18			Δ

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
Gross Revenue	7,074	-	7,074	7,030	-	7,030	0.6%	0.6%
Net Revenue(*)	6,549	-	6,549	6,452	-	6,452	1.5%	1.5%
Gross Profit(*)	1,723	7	1,730	1,816	9	1,825	-5.1%	-5.2%
Gross Margin(*)	26.3%	10 bps	26.4%	28.1%	20 bps	28.3%	-180 bps	-190 bps
Selling, General and Adm. Expenses	(1,490)	147	(1,343)	(1,489)	134	(1,354)	0.1%	-0.9%
% of Net Revenue	22.8%	-230 bps	20.5%	23.1%	-210 bps	21.0%	-30 bps	-50 bps
Adjusted EBITDA(1)(2)(*)	261	174	435	358	157	516	-27.3%	-15.7%
Adjusted EBITDA Margin(1)(2)(*)	4.0%	260 bps	6.6%	5.6%	240 bps	8.0%	-160 bps	-140 bps

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted for Other Operating Income and Expenses.

 (*) Excluding R$45 million in 2Q18 related to the sale to third parties, a portion of tax credits related to the exclusion of ICMS from the PIS / Cofins calculation bases.

Digital Transformation and E-commerce:

Food E-commerce (sector leader)

▪        Sales growth of 37%: resulting from the higher share of omnichannel consumer and the expansion of delivery models. Approximately 30% of online sales originate from our loyalty apps;

▪        Expansion of “Express” and “Click and Collect” models: already available at 94 Pão de Açúcar and Extra stores, with 89 stores offering both delivery models. By the end of 2019, 120 stores will offer the models;

▪        James Delivery: start of operations in Santos and Fortaleza – as well as Curitiba and São Paulo –, bringing the total stores to 20, and to be expanded to at least 25 cities by 2020. Sales growth was 4.7 times higher than in the previous quarter. During 2Q19, the number of orders on the platform more than doubled and already accounts for more than 64% of all online orders at the stores where it operates. Between April and June, the number of orders from James Delivery is already 75% higher than in the previous operating model (outsourced partner).

Loyalty Programs:

▪        Significant growth, totaling 19.3 million loyal customers and sales penetration of over 85% at Pão de Açúcar and around 60% at Extra;

▪        Underlining the attractiveness and the success of the "My Discount" app, which already totals more than 9.3 million downloads, an increase of 58% from 2Q18. Another significant highlight is the frequency of omnichannel customers, which doubled in relation to other customers.

Innovation:

▪        Aliado Mini Mercado Online Platform: launch of B2B e-commerce platform dedicated to small and midsized merchants, expanding the coverage area and ensuring a more practical and quick ordering process. The project was conducted with a startup under the Liga Retail acceleration program;

▪        Pão de Açúcar Adega: solid 70% growth in the quarter. Since its launch in December 2018, online sales of wine increased by over 2 times;

▪        Cheftime: the operation has already sold over 41,000 kits, 40 times higher growth than before the partnership (1,500 kits). At Pão de Açúcar banner, the complete assortment of kits was expanded to all the stores in São Paulo and Paraná. Extra launched test sales of kits through ‘Meus Prêmios’ and already has an assortment of more than 20 recipes;

▪        Startups: Implementation of fast-track process (greater speed in product launches). More than 150 startups have been mapped and 20 were approved. With the focus on experience, the Company is already working with GetNinjas through its app and is in tests with Rentbrella and PetParker, among other partners.

▪        Partnership with Microsoft: new store model with sensors capable of interacting with the Company's digital platforms - apps and e-commerce - and technologies such as lockers, facial recognition and self-checkout.

Outlook:

The quarter was marked by a slower recovery of the economy, which resulted in a more cautious consumption environment. However, the Company maintains a positive outlook about the economic fundamentals of Brazil, which should be materialized through the social security reform, possible tax reform and the injection of liquidity in the economy with the release of FGTS funds. As a result, a more promising environment is expected in the second half of 2019, especially in the fourth quarter.

In this scenario, Multivarejo will continue its efforts to improve operating efficiency, mainly by optimizing investments in competitiveness, logistic costs and SG&A expenses. Considering a more dynamic economic scenario combined with internal efforts, Multivarejo maintains its expectations of increased profitability.

OTHER INCOME AND EXPENSES

In the quarter, Other Income and Expenses amounted to an expense of R$70 million, mainly related to prior-period tax contingencies (from 2001 to 2016), restructuring expenses and results from property, plant and equipment.

FINANCIAL RESULT

	Consolidated
(R$ million)	2Q19	2Q18	Δ
Financial Revenue	68	39	74.1%
Financial Expenses	(207)	(183)	13.1%
Cost of Debt	(92)	(82)	12.2%
Cost of Receivables Discount	(48)	(51)	-5.9%
Contingencies adjustments and Other financial expenses	(67)	(50)	34.0%
Net Financial Revenue (Expenses) - Pre IFRS 16	(139)	(144)	-3.4%
% of Net Revenue	1.1%	1.2%	-10 bps

Interest on lease liabilities	(141)	(133)	6.0%
Net Financial Revenue (Expenses) - Post IFRS 16	(280)	(277)	1.1%
% of Net Revenue	2.1%	2.4%	-30 bps

The Company’s financial result amounted to R$280 million, or 2.1% of net sales, down 30 bps from 2Q18. Excluding IFRS 16, financial result was R$139 million, or 1.1% of net sales, down 10 bps from 2Q18.

The main variations were:

▪        Debt cost: totaled R$92 million, or 0.7% of net sales, remaining stable in relation to 2Q18;

▪        Sales of receivables: the decline was due to the shorter term of the receivables portfolio due to the growth of Assaí’s share;

▪        Variations in contingencies and other expenses: amount remained practically stable in relation to 2Q18, at 0.5% of net sales;

▪        Interest on lease liability: recognition of R$141 million, remaining at 1.1% of net sales when compared with 2Q18.

NET INCOME - FOOD

	2Q19			2Q18			?

(R$ million)	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Change	Post- IFRS 16	Pre- IFRS 16	Post- IFRS 16
EBITDA	586	232	818	1,003	203	1,206	-41.6%	-32.2%
Depreciation (Logistic)	(13)	(23)	(36)	(12)	(21)	(33)	3.0%	8.4%
Depreciation and Amortization	(230)	(107)	(336)	(209)	(92)	(301)	9.9%	11.9%
Net Financial Revenue (Expenses)	(144)	(136)	(280)	(148)	(130)	(277)	-2.5%	0.9%
Income (Loss) before Income Tax	200	(34)	166	634	(39)	595	-68.5%	-72.1%
Income Tax	(69)	10	(59)	(172)	11	(161)	-59.9%	-63.5%
Net Income - Controlling Shareholders - continuing operations	131	(25)	106	462	(29)	433	-71.7%	-75.6%
Net Income - Controlling Shareholders - descontinuing operations	377	8	385	14	(16)	(2)	2543.2%	n.a.
Net Income - Controlling Shareholders - Consolidated	508	(17)	490	476	(44)	432	6.6%	13.6%

Other Operating Revenue (Expenses)	-	-	-	414	-	414	n.a.	n.a.
Income Tax from Other Operating Revenues (Expenses)	-	-	-	137	-	137	n.a.	n.a.
Net Income - Controlling Shareholders - Consolidated (*)	508	(17)	490	199	(45)	155	155.1%	217.4%
Net Margin - Controlling Shareholders - Consolidated (*)	3.9%	-20 bps	3.7%	1.7%	-40 bps	1.3%	220 bps	240 bps
(*) Excluding non-recurring effects in 2Q18 corresponding to R$45 million in Multivarejo and R$369 million in Assaí.   Net Income  is net of income tax.

In the Food segment, the consolidated net income attributable to controlling shareholders totaled R$490 million in the quarter, with margin of 3.7%.

Earnings per share stood at R$1.52118 for common shares and R$1.67330 for preferred shares.

NET DEBT

To calculate the indicators in the table below, the Company does not consider lease liabilities related to IFRS 16.

(R$ million)	06.30.2019	06.30.2018

Short Term Debt	(3,025)	(1,733)
Loans and Financing	(875)	(1,233)
Debentures and Promissory Notes	(2,150)	(500)
Long Term Debt	(3,079)	(3,953)
Loans and Financing	(256)	(615)
Debentures	(2,823)	(3,338)
Total Gross Debt	(6,104)	(5,686)
Cash and Financial investments	4,705	3,054
Net Debt	(1,398)	(2,631)
EBITDA(1)	2,738	2,642
Net Debt / EBITDA(1)	-0.51x	-1.00x
On balance Credit Card Receivables not discounted	110	253
Net Debt incl. Credit Card Receivables not discounted	(1,288)	(2,378)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.47x	-0.90x

                              (1) EBITDA before IFRS 16 in the last 12 months.

The Company kept its debt level low, with the Net debt/EBITDA ratio standing at 0.47 in the quarter. Net debt adjusted by the balance of unsold receivables totaled R$1.3 billion, down 45.8% from the same period last year, mainly due to the conclusion of the sale of interest in Via Varejo.

In the quarter, cash balance reached R$4.7 billion, while the balance of unsold receivables was R$110 million, totaling R$4.8 billion in cash and equivalents for the Company. GPA also has approximately R$1.8 billion in pre-approved/confirmed credit lines.

INVESTMENTS

	Food Business
(R$ million)	2Q19	2Q18	Δ	1H19	1H18	Δ
New stores and land acquisition	207	157	31.7%	371	245	51.7%
Store renovations, conversions and maintenance	148	101	47.4%	250	179	39.7%
Infrastructure and others	180	84	114.3%	274	152	79.9%
Non-cash Effect
Financing Assets	(26)	(12)	106.1%	78	84	-7.0%
Total	510	330	54.8%	973	659	47.5%

Investments in the Food segment totaled R$510 million, increasing 54.8% from 2Q18, due to more dispersed store openings during the year. In the quarter, three Assaí stores were opened, bringing the total stores in the banner to 148. Twelve other stores are under construction. In addition, 13 conversions of Extra Super to Mercado Extra were concluded, bringing the banner total to 43 stores.

LATIN AMERICA ASSET REORGANIZATION

In the Board of Directors meeting held on June 26, 2019, the controlling shareholder of the Company, Casino Guichard-Perrachon, presented a recommendation for a transaction to simplify its asset structure in Latin America, improve its corporate governance and support a potential expansion in its investor base. The transaction comprises the following phases:

 (i) a public offering to be launched by the Company for the acquisition, in cash, up to 100% of the shares in Almacenes Éxito S.A., a publicly traded corporation located in Colombia (“Éxito”);

 (ii) the acquisition by Casino of 100% of the shares representing the controlling interest issued by the Company that currently are held indirectly by Éxito at fair price; and

 (iii) the migration of the Company to the Novo Mercado, the listing segment of the B3 with the highest corporate governance standards, with the conversion of all preferred shares issued by the Company into common shares at a ratio of 1 to 1.

Continuing the transaction, on July 24, 2019, a material fact was disclosed informing that the Board of Directors of GPA, based on the favorable recommendation from the Special Independent Committee and within the originally recommended price range, approved that its operational subsidiary Sendas Distribuidora authorize the issue of a public offering for the acquisition, in cash, of up to 100% of the shares in Éxito, at the price of 18,000 Colombian pesos per share (which, on the date hereof, represents R$21.20).

The recommendation of the Special Committee and the approval by the Board of Directors of GPA take into consideration the announcement, on the date hereof, of the intention of Casino Guichard-Perrachon to acquire Éxito’s indirect equity interest in GPA based on a price of R$109.00 for each GPA share

The request for authorization from the Colombian Financial Superintendence must be made if and after obtaining the applicable corporate approvals from Éxito for the sale of its indirect interest in GPA. The Board of Directors also approved the start of work to prepare for the migration of GPA to the Novo Mercado, considering the conversion of all the preferred shares into common shares at a 1:1 ratio. A new Board of Director’s meeting shall be called in due time to approve the migration proposal.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	06.30.2019	03.31.2019	06.30.2018	06.30.2019	03.31.2019	06.30.2018

Current Assets	12,003	36,198	34,791	12,002	10,208	9,787
Cash and Marketable Securities	4,705	2,359	3,054	4,705	2,359	3,054
Accounts Receivable	317	765	296	317	770	300
Credit Cards	39	487	251	39	487	255
Sales Vouchers and Trade Account Receivable	217	217	45	217	222	45
Allowance for Doubtful Accounts	(5)	(5)	-	(5)	(5)	-
Resulting from Commercial Agreements	66	66	-	66	66	-
Inventories	5,692	5,732	5,136	5,692	5,732	5,136
Recoverable Taxes	615	648	532	615	648	532
Noncurrent Assets for Sale	24	26,025	25,263	24	31	254
Prepaid Expenses and Other Accounts Receivables	648	669	510	648	669	510
Noncurrent Assets	20,864	20,561	18,618	20,864	20,580	18,658
Long-Term Assets	4,330	4,298	4,253	4,330	4,317	4,288
Accounts Receivables	71	60	3	71	60	3
Credit Cards	71	60	3	71	60	3
Recoverable Taxes	2,919	2,876	2,335	2,919	2,876	2,335
Deferred Income Tax and Social Contribution	294	350	325	294	350	325
Amounts Receivable from Related Parties	37	39	31	37	58	66
Judicial Deposits	811	785	784	811	785	784
Prepaid Expenses and Others	198	190	775	198	190	775
Investments	232	236	209	232	236	209
Property and Equipment	13,425	13,194	12,268	13,425	13,194	12,268
Intangible Assets	2,877	2,833	1,888	2,877	2,833	1,894
TOTAL ASSETS	32,866	56,759	53,409	32,866	30,788	28,445

LIABILITIES

	Consolidated			Food Businesses

	06.30.2019	03.31.2019	06.30.2018	06.30.2019	03.31.2019	06.30.2018

Current Liabilities	12,553	32,093	29,948	12,553	11,406	10,317
Suppliers	6,827	6,481	6,370	6,827	6,487	6,375
Loans and Financing	923	1,275	1,271	923	1,275	1,271
Debentures	2,150	1,067	500	2,150	1,067	500
Lease Liability	604	536	481	604	536	481
Payroll and Related Charges	652	694	615	652	694	615
Taxes and Social Contribution Payable	470	363	264	470	363	264
Dividends Proposed	32	164	0	32	164	0
Financing for Purchase of Fixed Assets	64	47	39	64	47	39
Rents	12	12	12	12	12	12
Debt with Related Parties	142	159	145	142	278	338
Advertisement	33	31	43	33	31	43
Provision for Restructuring	4	7	13	4	7	13
Advanced Revenue	171	213	151	171	213	151
Non-current Assets Held for Sale	-	20,812	19,837	-	-	-
Others	469	232	208	469	232	215
Long-Term Liabilities	9,585	11,054	10,512	9,585	11,054	10,512
Loans and Financing	302	307	716	302	307	716
Debentures	2,823	3,890	3,338	2,823	3,890	3,338
Lease Liability	4,125	4,188	3,884	4,125	4,188	3,884
Deferred Income Tax and Social Contribution	227	561	548	227	561	548
Tax Installments	423	447	517	423	447	517
Provision for Contingencies	1,235	1,276	1,127	1,235	1,276	1,127
Advanced Revenue	31	18	15	31	18	15
Provision for loss on investment in Associates	339	316	311	339	316	311
Others	79	53	56	79	53	56
Shareholders' Equity	10,729	13,611	12,949	10,729	8,328	7,616
Capital	6,836	6,825	6,823	6,836	5,692	5,407
Capital Reserves	438	426	400	439	426	400
Profit Reserves	3,499	3,169	2,806	3,498	2,283	1,880
Other Comprehensive Results	(44)	(73)	(71)	(44)	(73)	(71)
Minority Interest	(0)	3,264	2,991	-	-	-
TOTAL LIABILITIES	32,866	56,759	53,409	32,866	30,788	28,445

2.1 Income Statement for 2Q19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ
R$ - Million
Gross Revenue	14,219	12,772	11.3%	14,218	12,772	11.3%	7,074	7,030	0.6%	7,144	5,742	24.4%
Net Revenue	13,081	11,775	11.1%	13,081	11,775	11.1%	6,549	6,497	0.8%	6,532	5,278	23.8%
Cost of Goods Sold	(10,226)	(8,635)	18.4%	(10,225)	(8,635)	18.4%	(4,789)	(4,603)	4.0%	(5,437)	(4,033)	34.8%
Depreciation (Logistic)	(36)	(33)	8.4%	(36)	(33)	8.4%	(30)	(25)	23.6%	(5)	(8)	-35.9%
Gross Profit	2,820	3,107	-9.2%	2,820	3,107	-9.2%	1,730	1,870	-7.5%	1,090	1,237	-11.9%
Selling Expenses	(1,736)	(1,618)	7.3%	(1,729)	(1,618)	6.9%	(1,178)	(1,174)	0.4%	(551)	(444)	24.2%
General and Administrative Expenses	(255)	(249)	2.6%	(255)	(249)	2.6%	(165)	(181)	-8.8%	(90)	(68)	33.0%
Selling, General and Adm. Expenses	(1,991)	(1,866)	6.7%	(1,985)	(1,866)	6.3%	(1,343)	(1,354)	-0.9%	(642)	(512)	25.4%
Equity Income(2)	(9)	(8)	13.6%	17	20	-15.7%	17	20	-15.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(70)	(88)	-20.0%	(70)	(88)	-20.0%	(58)	(77)	-25.4%	(13)	(11)	19.0%
Depreciation and Amortization	(336)	(301)	11.9%	(336)	(301)	11.9%	(245)	(226)	8.3%	(91)	(74)	22.8%
Earnings before interest and Taxes - EBIT	412	844	-51.1%	445	872	-48.9%	102	232	-56.3%	344	640	-46.3%
Financial Revenue	68	39	76.2%	68	39	76.1%	59	31	90.8%	10	8	20.1%
Financial Expenses	(348)	(316)	10.1%	(348)	(316)	10.1%	(291)	(274)	6.3%	(56)	(42)	34.5%
Net Financial Result	(280)	(277)	0.9%	(280)	(277)	0.9%	(233)	(243)	-4.3%	(47)	(34)	37.9%
Income (Loss) Before Income Tax	133	566	-76.6%	166	595	-72.1%	(131)	(11)	n.a.	297	606	-51.0%
Income Tax	(59)	(161)	-63.5%	(59)	(161)	-63.5%	38	39	-1.6%	(97)	(201)	-51.4%
Net Income (Loss) Company - continuing operations	74	405	-81.8%	107	433	-75.4%	(93)	28	n.a.	200	405	-50.8%
Net Result from discontinued operations	328	157	109.4%	385	(2)	n.a.	385	(2)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	401	561	-28.5%	491	432	13.8%	292	27	995.2%	200	405	-50.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	72	405	-82.1%	106	433	-75.6%	(93)	28	n.a.	199	405	-51.0%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	359	65	451.5%	385	(2)	n.a.	385	(2)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	432	470	-8.1%	490	432	13.6%	292	27	998.9%	199	405	-51.0%
Minority Interest - Non-controlling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(31)	91	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(31)	92	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	785	1,177	-33.4%	818	1,206	-32.2%	377	484	-22.0%	440	722	-39.0%
Adjusted EBITDA (4)	855	1,265	-32.4%	888	1,294	-31.4%	435	561	-22.4%	453	733	-38.2%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18
Gross Profit	21.6%	26.4%	21.6%	26.4%	26.4%	28.8%	16.7%	23.4%
Selling Expenses	13.3%	13.7%	13.2%	13.7%	18.0%	18.1%	8.4%	8.4%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.5%	2.8%	1.4%	1.3%
Selling, General and Adm. Expenses	15.2%	15.8%	15.2%	15.8%	20.5%	20.8%	9.8%	9.7%
Equity Income(2)	-0.1%	0.1%	0.1%	0.2%	0.3%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.7%	0.5%	0.7%	0.9%	1.2%	0.2%	0.2%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.7%	3.5%	1.4%	1.4%
EBIT	3.2%	7.2%	3.4%	7.4%	1.6%	3.6%	5.3%	12.1%
Net Financial Revenue (Expenses)	2.1%	2.4%	2.1%	2.4%	3.6%	3.7%	0.7%	0.6%
Income Before Income Tax	1.0%	4.8%	1.3%	5.1%	2.0%	-0.2%	4.5%	11.5%
Income Tax	0.5%	1.4%	0.5%	1.4%	0.6%	0.6%	1.5%	3.8%
Net Income (Loss) Company - continuing operations	0.6%	3.4%	0.8%	3.7%	1.4%	0.4%	3.1%	7.7%
Net Income (Loss) - Consolidated Company	3.1%	4.8%	3.8%	3.7%	4.5%	0.4%	3.1%	7.7%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.6%	3.4%	0.8%	3.7%	1.4%	0.4%	3.0%	7.7%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3.3%	4.0%	3.7%	3.7%	4.5%	0.4%	3.0%	7.7%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.0%	10.0%	6.3%	10.2%	5.8%	7.4%	6.7%	13.7%
Adjusted EBITDA (4)	6.5%	10.7%	6.8%	11.0%	6.6%	8.6%	6.9%	13.9%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.2 Income Statement for 2Q19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ	2Q19	2Q18	Δ
R$ - Million
Gross Revenue	14,219	12,772	11.3%	14,218	12,772	11.3%	7,074	7,030	0.6%	7,144	5,742	24.4%
Net Revenue	13,081	11,775	11.1%	13,081	11,775	11.1%	6,549	6,497	0.8%	6,532	5,278	23.8%
Cost of Goods Sold	(10,257)	(8,665)	18.4%	(10,257)	(8,665)	18.4%	(4,816)	(4,626)	4.1%	(5,441)	(4,039)	34.7%
Depreciation (Logistic)	(13)	(12)	3.0%	(13)	(12)	3.0%	(10)	(10)	-0.6%	(3)	(2)	19.5%
Gross Profit	2,811	3,098	-9.2%	2,811	3,098	-9.2%	1,723	1,861	-7.4%	1,088	1,237	-12.0%
Selling Expenses	(1,919)	(1,787)	7.4%	(1,913)	(1,787)	7.0%	(1,324)	(1,307)	1.3%	(589)	(480)	22.7%
General and Administrative Expenses	(257)	(250)	3.0%	(257)	(250)	3.0%	(166)	(181)	-8.3%	(91)	(69)	32.8%
Selling, General and Adm. Expenses	(2,177)	(2,037)	6.9%	(2,170)	(2,037)	6.5%	(1,490)	(1,489)	0.1%	(680)	(549)	24.0%
Equity Income(2)	(8)	(11)	-24.9%	17	20	-16.0%	17	20	-16.0%	-	-	n.a.
Other Operating Revenue (Expenses)	(85)	(90)	-6.1%	(85)	(90)	-6.1%	(72)	(80)	-9.4%	(13)	(11)	18.1%
Depreciation and Amortization	(230)	(209)	10.0%	(230)	(209)	9.9%	(161)	(153)	5.2%	(69)	(56)	22.7%
Earnings before interest and Taxes - EBIT	312	750	-58.5%	344	782	-56.0%	18	161	-88.9%	326	621	-47.5%
Financial Revenue	68	39	76.2%	68	39	76.1%	59	31	90.8%	10	8	20.1%
Financial Expenses	(212)	(186)	13.8%	(212)	(186)	13.8%	(187)	(174)	7.4%	(26)	(13)	102.6%
Net Financial Result	(144)	(148)	-2.5%	(144)	(148)	-2.5%	(128)	(143)	-10.5%	(16)	(5)	247.5%
Income (Loss) Before Income Tax	168	603	-72.2%	200	634	-68.5%	(110)	18	n.a.	310	616	-49.7%
Income Tax	(69)	(172)	-59.9%	(69)	(172)	-59.9%	33	32	4.0%	(102)	(204)	-49.9%
Net Income (Loss) Company - continuing operations	99	431	-77.1%	131	462	-71.7%	(77)	50	n.a.	208	412	-49.6%
Net Result from discontinued operations	267	95	180.5%	377	14	2543.2%	377	14	2543.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	365	526	-30.5%	508	476	6.6%	300	64	366.9%	208	412	-49.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	99	431	-77.1%	131	462	-71.7%	(77)	50	n.a.	208	412	-49.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	333	47	603.8%	377	14	2543.2%	377	14	2543.2%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	432	478	-9.7%	508	476	6.6%	300	64	366.9%	208	412	-49.6%
Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(66)	48	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(66)	48	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	554	972	-43.0%	586	1,003	-41.6%	188	324	-41.8%	398	679	-41.5%
Adjusted EBITDA (4)	639	1,062	-39.8%	671	1,093	-38.6%	261	403	-35.4%	410	690	-40.5%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18	2Q19	2Q18
Gross Profit	21.5%	26.3%	21.5%	26.3%	26.3%	28.6%	16.7%	23.4%
Selling Expenses	14.7%	15.2%	14.6%	15.2%	20.2%	20.1%	9.0%	9.1%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.5%	2.8%	1.4%	1.3%
Selling, General and Adm. Expenses	16.6%	17.3%	16.6%	17.3%	22.8%	22.9%	10.4%	10.4%
Equity Income(2)	-0.1%	0.1%	0.1%	0.2%	0.3%	0.3%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.6%	0.8%	0.6%	0.8%	1.1%	1.2%	0.2%	0.2%
Depreciation and Amortization	1.8%	1.8%	1.8%	1.8%	2.5%	2.3%	1.1%	1.1%
EBIT	2.4%	6.4%	2.6%	6.6%	0.3%	2.5%	5.0%	11.8%
Net Financial Revenue (Expenses)	1.1%	1.3%	1.1%	1.3%	2.0%	2.2%	0.2%	0.1%
Income Before Income Tax	1.3%	5.1%	1.5%	5.4%	1.7%	0.3%	4.7%	11.7%
Income Tax	0.5%	1.5%	0.5%	1.5%	0.5%	0.5%	1.6%	3.9%
Net Income (Loss) Company - continuing operations	0.8%	3.7%	1.0%	3.9%	1.2%	0.8%	3.2%	7.8%
Net Income (Loss) - Consolidated Company	2.8%	4.5%	3.9%	4.0%	4.6%	1.0%	3.2%	7.8%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.8%	3.7%	1.0%	3.9%	1.2%	0.8%	3.2%	7.8%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	3.3%	4.1%	3.9%	4.0%	4.6%	1.0%	3.2%	7.8%
Minority Interest - Non-controlling - Consolidated	0.5%	0.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.2%	8.3%	4.5%	8.5%	2.9%	5.0%	6.1%	12.9%
Adjusted EBITDA (4)	4.9%	9.0%	5.1%	9.3%	4.0%	6.2%	6.3%	13.1%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.3 Income Statement for 1H19 – After IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ
R$ - Million
Gross Revenue	28,046	25,072	11.9%	28,046	25,072	11.9%	13,995	13,831	1.2%	14,050	11,241	25.0%
Net Revenue	25,790	23,118	11.6%	25,789	23,118	11.6%	12,931	12,783	1.2%	12,859	10,336	24.4%
Cost of Goods Sold	(20,103)	(17,390)	15.6%	(20,102)	(17,390)	15.6%	(9,314)	(9,085)	2.5%	(10,788)	(8,305)	29.9%
Depreciation (Logistic)	(71)	(64)	10.1%	(71)	(64)	10.1%	(60)	(49)	22.6%	(11)	(15)	-30.2%
Gross Profit	5,616	5,664	-0.9%	5,616	5,664	-0.9%	3,556	3,649	-2.5%	2,060	2,016	2.2%
Selling Expenses	(3,422)	(3,190)	7.3%	(3,414)	(3,190)	7.0%	(2,342)	(2,308)	1.5%	(1,072)	(882)	21.5%
General and Administrative Expenses	(525)	(488)	7.5%	(525)	(488)	7.4%	(354)	(358)	-1.3%	(171)	(130)	31.6%
Selling, General and Adm. Expenses	(3,947)	(3,678)	7.3%	(3,939)	(3,678)	7.1%	(2,696)	(2,666)	1.1%	(1,243)	(1,012)	22.8%
Equity Income(2)	(27)	(44)	-39.3%	38	32	20.1%	38	32	20.1%	-	-	n.a.
Other Operating Revenue (Expenses)	(122)	(130)	-6.5%	(122)	(130)	-6.5%	(108)	(117)	-7.6%	(14)	(13)	2.8%
Depreciation and Amortization	(663)	(601)	10.3%	(663)	(601)	10.3%	(483)	(455)	6.2%	(180)	(146)	22.9%
Earnings before interest and Taxes - EBIT	858	1,211	-29.2%	931	1,287	-27.6%	308	443	-30.5%	624	844	-26.1%
Financial Revenue	104	79	31.5%	104	79	31.5%	83	63	32.0%	21	16	29.2%
Financial Expenses	(666)	(618)	7.8%	(666)	(618)	7.8%	(554)	(530)	4.5%	(113)	(88)	27.6%
Net Financial Result	(562)	(539)	4.3%	(562)	(539)	4.3%	(471)	(467)	0.8%	(92)	(72)	27.2%
Income (Loss) Before Income Tax	295	672	-56.0%	369	747	-50.7%	(163)	(25)	565.1%	532	772	-31.1%
Income Tax	(76)	(191)	-60.1%	(76)	(191)	-60.1%	98	65	50.0%	(174)	(257)	-32.1%
Net Income (Loss) Company - continuing operations	219	480	-54.4%	292	556	-47.4%	(65)	41	n.a.	358	515	-30.6%
Net Result from discontinued operations	381	330	15.6%	346	(28)	n.a.	346	(28)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	600	810	-25.9%	638	528	20.8%	280	13	2041.7%	358	515	-30.6%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	218	480	-54.6%	291	556	-47.6%	(65)	41	n.a.	357	515	-30.8%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	349	122	185.1%	346	(28)	n.a.	346	(28)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	567	602	-5.9%	637	528	20.6%	280	13	2057.5%	357	515	-30.8%
Minority Interest - Non-controlling - continuing operations	(0)	0	n.a.	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	33	208	-84.3%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	33	208	-84.3%	(0)	0	n.a.	(0)	0	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,592	1,876	-15.2%	1,665	1,952	-14.7%	851	947	-10.1%	814	1,006	-19.1%
Adjusted EBITDA (4)	1,713	2,006	-14.6%	1,787	2,082	-14.2%	959	1,063	-9.8%	828	1,019	-18.8%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1H19	1H18	1H19	1H18	1H19	1H18	1H19	1H18
Gross Profit	21.8%	24.5%	21.8%	24.5%	27.5%	28.5%	16.0%	19.5%
Selling Expenses	13.3%	13.8%	13.2%	13.8%	18.1%	18.1%	8.3%	8.5%
General and Administrative Expenses	2.0%	2.1%	2.0%	2.1%	2.7%	2.8%	1.3%	1.3%
Selling, General and Adm. Expenses	15.3%	15.9%	15.3%	15.9%	20.8%	20.9%	9.7%	9.8%
Equity Income(2)	0.1%	0.2%	0.1%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.6%	0.5%	0.6%	0.8%	0.9%	0.1%	0.1%
Depreciation and Amortization	2.6%	2.6%	2.6%	2.6%	3.7%	3.6%	1.4%	1.4%
EBIT	3.3%	5.2%	3.6%	5.6%	2.4%	3.5%	4.8%	8.2%
Net Financial Revenue (Expenses)	2.2%	2.3%	2.2%	2.3%	3.6%	3.7%	0.7%	0.7%
Income Before Income Tax	1.1%	2.9%	1.4%	3.2%	1.3%	-0.2%	4.1%	7.5%
Income Tax	0.3%	0.8%	0.3%	0.8%	0.8%	0.5%	1.4%	2.5%
Net Income (Loss) Company - continuing operations	0.8%	2.1%	1.1%	2.4%	0.5%	0.3%	2.8%	5.0%
Net Income (Loss) - Consolidated Company	2.3%	3.5%	2.5%	2.3%	2.2%	0.1%	2.8%	5.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	0.8%	2.1%	1.1%	2.4%	0.5%	0.3%	2.8%	5.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.2%	2.6%	2.5%	2.3%	2.2%	0.1%	2.8%	5.0%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	6.2%	8.1%	6.5%	8.4%	6.6%	7.4%	6.3%	9.7%
Adjusted EBITDA (4)	6.6%	8.7%	6.9%	9.0%	7.4%	8.3%	6.4%	9.9%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

2.4 Income Statement for 1H19 – Before IFRS 16

	Consolidated			Food Business			Multivarejo(1)			Assaí

	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ	1H19	1H18	Δ
R$ - Million
Gross Revenue	28,046	25,072	11.9%	28,046	25,072	11.9%	13,995	13,831	1.2%	14,050	11,241	25.0%
Net Revenue	25,790	23,118	11.6%	25,789	23,118	11.6%	12,931	12,783	1.2%	12,859	10,336	24.4%
Cost of Goods Sold	(20,166)	(17,449)	15.6%	(20,165)	(17,449)	15.6%	(9,368)	(9,131)	2.6%	(10,797)	(8,318)	29.8%
Depreciation (Logistic)	(25)	(25)	0.6%	(25)	(25)	0.6%	(20)	(20)	-3.5%	(5)	(4)	19.4%
Gross Profit	5,599	5,645	-0.8%	5,599	5,645	-0.8%	3,543	3,631	-2.4%	2,057	2,014	2.1%
Selling Expenses	(3,790)	(3,526)	7.5%	(3,782)	(3,526)	7.3%	(2,632)	(2,574)	2.3%	(1,150)	(953)	20.7%
General and Administrative Expenses	(529)	(491)	7.7%	(529)	(491)	7.7%	(356)	(360)	-1.1%	(173)	(131)	31.5%
Selling, General and Adm. Expenses	(4,319)	(4,018)	7.5%	(4,311)	(4,018)	7.3%	(2,988)	(2,934)	1.9%	(1,323)	(1,084)	22.0%
Equity Income(2)	(26)	(44)	-41.8%	38	32	19.9%	38	32	19.9%	-	-	n.a.
Other Operating Revenue (Expenses)	(141)	(133)	5.8%	(141)	(133)	5.8%	(127)	(120)	6.2%	(14)	(13)	2.2%
Depreciation and Amortization	(454)	(419)	8.3%	(453)	(419)	8.3%	(317)	(308)	3.0%	(137)	(111)	23.0%
Earnings before interest and Taxes - EBIT	660	1,031	-36.0%	732	1,107	-33.9%	148	302	-50.8%	584	805	-27.5%
Financial Revenue	104	79	31.5%	104	79	31.5%	83	63	32.0%	21	16	29.2%
Financial Expenses	(391)	(358)	9.2%	(391)	(358)	9.2%	(341)	(327)	4.2%	(50)	(31)	60.5%
Net Financial Result	(287)	(279)	2.8%	(287)	(279)	2.8%	(258)	(264)	-2.4%	(29)	(15)	94.7%
Income (Loss) Before Income Tax	373	752	-50.4%	445	828	-46.3%	(110)	38	n.a.	554	790	-29.8%
Income Tax	(98)	(213)	-54.1%	(98)	(213)	-54.1%	84	50	69.9%	(182)	(263)	-30.7%
Net Income (Loss) Company - continuing operations	275	539	-49.0%	347	615	-43.5%	(25)	87	n.a.	372	527	-29.4%
Net Result from discontinued operations	252	212	18.6%	354	4	9600.8%	354	4	9600.8%	-	-	n.a.
Net Income (Loss) - Consolidated Company	527	751	-29.9%	701	618	13.4%	329	91	261.8%	372	527	-29.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	275	539	-49.0%	347	615	-43.5%	(25)	87	n.a.	372	527	-29.4%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	307	89	244.6%	354	4	9600.8%	354	4	9600.8%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	582	628	-7.3%	701	618	13.4%	329	91	261.8%	372	527	-29.4%
Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(55)	123	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(55)	123	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,138	1,475	-22.8%	1,210	1,526	-20.7%	485	609	-20.4%	725	916	-20.8%
Adjusted EBITDA (4)	1,279	1,608	-20.4%	1,352	1,659	-18.5%	612	729	-16.0%	739	930	-20.5%

	Consolidated		Food Business		Multivarejo(1)		Assaí

% of Net Revenue	1H19	1H18	1H19	1H18	1H19	1H18	1H19	1H18
Gross Profit	21.7%	24.4%	21.7%	24.4%	27.4%	28.4%	16.0%	19.5%
Selling Expenses	14.7%	15.3%	14.7%	15.3%	20.4%	20.1%	8.9%	9.2%
General and Administrative Expenses	2.1%	2.1%	2.1%	2.1%	2.8%	2.8%	1.3%	1.3%
Selling, General and Adm. Expenses	16.7%	17.4%	16.7%	17.4%	23.1%	22.9%	10.3%	10.5%
Equity Income(2)	0.1%	0.2%	0.1%	0.1%	0.3%	0.2%	0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	0.6%	0.5%	0.6%	1.0%	0.9%	0.1%	0.1%
Depreciation and Amortization	1.8%	1.8%	1.8%	1.8%	2.5%	2.4%	1.1%	1.1%
EBIT	2.6%	4.5%	2.8%	4.8%	1.1%	2.4%	4.5%	7.8%
Net Financial Revenue (Expenses)	1.1%	1.2%	1.1%	1.2%	2.0%	2.1%	0.2%	0.1%
Income Before Income Tax	1.4%	3.3%	1.7%	3.6%	0.8%	0.3%	4.3%	7.6%
Income Tax	0.4%	0.9%	0.4%	0.9%	0.7%	0.4%	1.4%	2.5%
Net Income (Loss) Company - continuing operations	1.1%	2.3%	1.3%	2.7%	0.2%	0.7%	2.9%	5.1%
Net Income (Loss) - Consolidated Company	2.0%	3.2%	2.7%	2.7%	2.5%	0.7%	2.9%	5.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.1%	2.3%	1.3%	2.7%	0.2%	0.7%	2.9%	5.1%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.3%	2.7%	2.7%	2.7%	2.5%	0.7%	2.9%	5.1%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.2%	0.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBITDA	4.4%	6.4%	4.7%	6.6%	3.8%	4.8%	5.6%	8.9%
Adjusted EBITDA (4)	5.0%	7.0%	5.2%	7.2%	4.7%	5.7%	5.7%	9.0%

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted for Other Operating Income and Expenses.

3. Cash Flow – Consolidated (including Via Varejo) (*)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	06.30.2019	06.30.2018

Net Income (Loss) for the period	468	841
Deferred income tax	189	251
Loss (gain) on disposal of fixed and intangible assets	110	115
Depreciation and amortization	732	666
Interests and exchange variation	837	851
Equity Income	11	32
Provision for contingencies	147	143
Share-Based Compensation	29	28
Allowance for doubtful accounts	259	322
Provision for obsolescence/breakage	(11)	(15)
Other operational expenses	18	369
Deferred revenue	(215)	(215)
Eventual expenses	(91)	(16)
Gain of sale of subsidiary	(609)	-

Asset (Increase) decreases	-	-
Accounts receivable	(63)	324
Inventories	(24)	(1,321)
Taxes recoverable	(21)	(1,317)
Dividends received	12	-
Other Assets	(301)	(54)
Related parties	(97)	56
Restricted deposits for legal proceeding	(20)	(12)

Liability (Increase) decrease
Suppliers	(4,775)	(2,359)
Payroll and charges	(169)	(128)
Taxes and Social contributions payable	98	6
Other Accounts Payable	(44)	(19)
Contingencies	(364)	(440)
Deferred revenue	12	117
Taxes and Social contributions paid	(93)	(249)

Net cash generated from (used) in operating activities	(3,975)	(2,024)

Acquisition of property and equipment	(1,000)	(711)
Increase Intangible assets	(197)	(212)
Sales of property and equipment	15	81
Cash provided on sale of subisidiary	2,326	-
Net cash flow investment activities	1,144	(842)

Cash flow from financing activities
Increase of capital	11	1
Funding and refinancing	3,246	4,362
Payments of loans and financing	(2,672)	(3,755)
Dividend Payment	(192)	(176)
Acquisition of society	(19)	-
Intercompany loans	(918)	(918)
Net cash generated from (used) in financing activities	(544)	(486)

Increase (decrease) in cash and cash equivalents	(3,375)	(3,352)

Cash and cash equivalents at the beginning of the year	8,080	7,351
Cash and cash equivalents at the end of the year	4,705	3,999
Change in cash and cash equivalents	(3,375)	(3,352)

(*) Includes 5 months of Via Varejo in 2019 and 6 months in 2018

4. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	2Q19%		2Q18%		Δ	1H19%		1H18%		Δ
Multivarejo	7,074	49.8%	7,030	55.0%	0.6%	13,996	49.9%	13,831	55.2%	1.2%
Pão de Açúcar	1,830	12.9%	1,886	14.8%	-3.0%	3,608	12.9%	3,639	14.5%	-0.9%
Extra (1)	4,215	29.6%	4,144	32.4%	1.7%	8,370	29.8%	8,295	33.1%	0.9%
Convenience Stores (2)	334	2.4%	298	2.3%	12.4%	592	2.1%	562	2.2%	5.4%
Other Businesses (3)	695	4.9%	703	5.5%	-1.2%	1,426	5.1%	1,334	5.3%	6.9%
Cash & Carry	7,144	50.2%	5,742	45.0%	24.4%	14,050	50.1%	11,241	44.8%	25.0%
Assaí	7,144	50.2%	5,742	45.0%	24.4%	14,050	50.1%	11,241	44.8%	25.0%
Food Business	14,218	100.0%	12,772	100.0%	11.3%	28,047	100.0%	25,072	100.0%	11.9%

	Breakdown of Net Sales by Business
(R$ million)	2Q19%		2Q18%		Δ	1H19%		1H18%		Δ
Multivarejo	6,549	50.1%	6,497	55.2%	0.8%	12,930	50.1%	12,783	55.3%	1.2%
Pão de Açúcar	1,681	12.9%	1,732	14.7%	-2.9%	3,317	12.9%	3,345	14.5%	-0.8%
Extra (1)	3,840	29.4%	3,802	32.3%	1.0%	7,627	29.6%	7,606	32.9%	0.3%
Convenience Stores (2)	314	2.4%	278	2.4%	13.0%	555	2.2%	524	2.3%	5.8%
Other Businesses (3)	713	5.5%	686	5.8%	4.0%	1,431	5.5%	1,307	5.7%	9.5%
Cash & Carry	6,532	49.9%	5,278	44.8%	23.8%	12,859	49.9%	10,336	44.7%	24.4%
Assaí	6,532	49.9%	5,278	44.8%	23.8%	12,859	49.9%	10,336	44.7%	24.4%
Food Business	13,081	100.0%	11,775	100.0%	11.1%	25,789	100.0%	23,118	100.0%	11.6%

(1) Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem. (2) Includes sales by Mini Extra, Minuto Pão de Açúcar and Aliados.

(3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

5. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	2Q19	2Q18

Cash	48.2%	48.2%
Credit Card	41.1%	41.2%
Food Voucher	10.7%	10.6%

6. Net Sales Performance

(1) To reflect the calendar effect, 80 bps was reduced in GPA Food: 90 bps in Multivarejo and 60 bps in Assaí.

7. Store Portfolio Changes by Banner

In the quarter, three new Assaí stores were opened. In addition, 13 conversions of Extra Super to Mercado Extra were concluded.

2Q19 Results Conference Call and Webcast

Thursday, July 25, 2019
11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Conference call in Portuguese (original language)
+55 11 3181-8565

Conference call in English (simultaneous translation)
+1 412 717-9627

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into the following business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar, Extra and Compre Bem banners; Assaí, which operates in the cash-and-carry wholesale segment; and GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Food
Multivarejo
multivarejo
Supermarkets
extra
Pão de Açúcar
COMPRE BEM
MERCADO extra
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto extra
drogaria extra
mini mercado
cheftime
James
GPA Malls
GPA Malls
Cash and Carry
ASSAI
ATACADISTA
Cash and Carry
ASSAI

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●       Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at the market, as applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when their settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of the consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner with the focus on streamlining operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes of diverse products selected by our customers, including restaurants and integration with our supermarkets and drugstores.

Cheftime: pioneering startup in the Foodtech segment, offering online subscription services and sales of gastronomic kits.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Mercado Extra“, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s investments in retail activities   in the segments of electronics and e-commerce were  related to Via Varejo S.A.as discontinued operations and were sold in June 30,2019 (note 13.2) and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Pontofrio.com” and “Barateiro.com”.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1 Reorganization proposal Latin America

On June 26, 2019, a recommendation of the Company's final controlling shareholder, Casino Guichard-Perrachon ("Casino"), was presented at a meeting of the GPA Board of Directors. With the aimed at simplifying the structure of the Casino in Latin America, a significant improvement in governance and an increase in the base of potential investors.

The proposed reorganization, which has the support of the executive board of the GPA, involves: (i) a public offering to be launched by the GPA for the acquisition, in cash, of all the shares of Almacenes Éxito SA, capital stock located in Colombia ("Success"); (ii) the acquisition by the Casino of all GPA's share control shares currently held indirectly by Éxito at a fair price; and (iii) the migration from the GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at the ratio of 1 to 1.

The price to be offered by GPA for the shares of Éxito should be examined by an independent special committee ("Special Committee"), whose installation was approved by the Board of Directors, which will deliberate in accordance with CVM Guideline 35, as provided for in GPA Related Party Transactions Policy. Notwithstanding the duty of the Special Committee to examine the price of the proposed potential transaction, it is indicated to the executive board that each share of Éxito to be considered could be in the range of 16,000 to 18,000 Colombian pesos (representing, on this date, between R$19.31 and R$21.72).

On July 24, 2019, the Board of Director of GPA, based on the favorable recommendation from the special independent committee formed to analyze the transaction described in the material fact mentioned above, directed its operational subsidiary Sendas Distribuidora S.A. (“Sendas”) to approve the launch of an all-cash tender offer to acquire up to all of the shares of Almacenes Éxito S.A. (“Éxito”) for the price of 18,000 Colombian pesos for each Éxito share (which, on this date, is equivalent to approximately R$21.20).

The recommendation of the Special Committee and the approval of the Board of Directors take in consideration the proposal of Casino Guichard-Perrachon’s (“Casino”) to acquire Éxito’s indirect equity interest in GPA based on a price of R$109.00 for each GPA share.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

1.  Corporate information - Continued

The authorization request for the Tender Offer before the Colombian Financial Superintendence shall be made if and after Éxito has granted the proper corporate approvals regarding the sale of its indirectequity interest in GPA. The Board of Directors authorized the commencement of preparatory work with the objective of the migration of GPA to Novo Mercado, considering the conversion of all the preferred shares into common shares at a 1:1 ratio. A new Board of Director’s meeting shall be called in due time to approve the migration proposal.

2.     Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais. The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the period ended  June 30, 2019 were approved by the Board of Directors on July 24, 2019.

The Company concluded of the process of sale of the subsidiary Via Varejo S.A. (note 13.2), and recorded until  June 14, 2019), the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended June 30, 2019 and June 30, 2018 presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31 / IFRS 5.

The balance sheet, the income statement and the comprehensive income, the statement of value added, the statement of changes in shareholders equity and the statement of cash flow were restated with the adoption of IFRS 16 (see note 5).

3.        Basis of consolidation

The information on the basis of consolidation did not have significant modification and was disclosed in the annual financial statements for 2018, in note 3.

4.        Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2018 and therefore should be read in conjunction and except for the adoption of CPC06 (R2) leases pronouncement, presented in note nº 5.1.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019

5.1.    CPC 06(R2)/ IFRS 16 - Leases

CPC 06 (R2) / IFRS 16 sets forth the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires tenants to account for all leases in a single model balance sheet similar to accounting for molds of CPC 06 (R1) / IAS 17.

The Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effect from the beginning of the first practicable period and consequently, the comparative periods are being restated.

In the signing of an agreement, the Company must consider if the contract is a lease, or contains a lease component. The contract is, or contains, a lease if it transfers the rights to control the use of an asset for a period of time in exchange of a consideration.

The Group leases equipment and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary substantially from 5 to 25 years.

The Group as a lessee

Company evaluates its agreements in order to identify the lease relationships of a right of use, considering the exceptions described in the standard as short-term agreements lower than twelve months and individual assets with amount lower than US$5 thousands.

Lease agreements are then recorded, at its beginning, as a Lease liability (note 21) against a Right of use (note 14 and 15), both by the present value of the minimum lease payments, using the implied interest rate in the agreement, or the incremental borrowing rate of the lessee.

The amounts of Pis and Cofins were disregarded from the contractual flow of payments, for purposes of measuring the lease liability and the right of use, as the lessor acts as agent in the payment of these taxes.

The lease term utilized in the measurement relates to the term that the lessee is reasonably certain that will extend, or that will not extend, the lease relationship.

Subsequently, the payments made are allocated between financial interest and reduction of the liability, applying the interest rate in the balance of the liability. The financial interest is recognized as financial expenses.

The Right of Use of the lease agreements is amortized as expense, as incurred, by the lease term used lease. The leasehold improvements made in our stores are amortized over their useful life, or the expected time for utilization of the asset limited in the cases where there is evidence that the lease will not be extended.

The contingent rentals are recognized as expenses as incurred.

Group as lessors

Lease agreements in which the Group does not transfer substantially all the risks and rewards of ownership of the asset are classified as operating lease. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating an operating lease are accounted for as part of the carrying amount of the leased asset and amortized over the agreement term on the same basis as rental income.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2   Presentation of the retrospective effects of the application of pronouncements

Contingent rentals are recognized as revenue in the periods in which they are earned.

As result of the full retrospective approach of CPC 06 (R2) (IFRS16) the comparative periods are being restated.  Below are the effects of  the effects of the application of CPC06 (R2) / IFRS16 considering the current understanding of the Company and exclusion of the taxes levied, however, discussions the application continue with market and regulatory agencies.

Balance Sheet

	Parent Company
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	2,014	40	2,054
Total current assets	9,554	40	9,594

Deferred income tax and social contribution taxes	172	74	246
Investments in subsidiaries and associates	4,536	(112)	4,424
Property and equipment	5,864	2,538	8,402
Intangible assets	1,674	132	1,806
Total non-current assets	15,228	2,632	17,860
Total Assets	24,782	2,672	27,454
Borrowings and financing	1,336	(30)	1,306
Lease liability	-	502	502
Other current liabilities	384	(120)	264
Total current liabilities	8,523	352	8,875

Borrowings and financing	3,403	(113)	3,290
Lease liability	-	3,217	3,217
Provision for losses on investments in associates	267	12	279
Total non-current liabilities	5,176	3,116	8,292

Total liabilities	13,699	3,468	17,167

Total Shareholders' Equity	11,083	(796)	10,287
Total liabilities and shareholders' equity	24,782	2,672	27,454

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Other current assets	175	(26)	149
Assets held for sale	24,443	3,862	28,305
Total current assets	36,304	3,836	40,140

Deferred income tax and social contribution taxes
Investments in subsidiaries and associates	207	128	335
Property and equipment	59	(42)	17
Intangible assets	9,650	3,473	13,123
Total non-current assets	2,675	130	2,805
Total Assets	16,545	3,689	20,234
	52,849	7,525	60,374

Borrowings and financing	2,016	(35)	1,981
Lease liability	-	575	575
Other current liabilities	454	(131)	323
Liabilities related to assets held for sale	19,412	3,777	23,189
Total current liabilities	32,785	4,186	36,971

Borrowings and financing	3,509	(117)	3,392
Lease liability	-	4,187	4,187
Provision for losses on investments in associates	267	12	279
Total non-current liabilities	6,125	4,082	10,207

Total liabilities	38,910	8,268	47,178

Total Shareholders' Equity	13,939	(743)	13,196
Total liabilities and shareholders' equity	52,849	7,525	60,374

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Operations

	Parent Company
	06.30.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(9,073)	22	(9,051)
Gross profit	3,608	22	3,630
Operating income (expenses)
Selling expenses	(2,566)	265	(2,301)
General and administrative expenses	(357)	2	(355)
Depreciation and amortization	(307)	(149)	(456)
Share of profit of associates	556	52	608
Other operation expenses, net	(101)	3	(98)
Profit from operations before net financial expenses	833	195	1,028
Net financial expenses	(255)	(205)	(460)
Income before income tax and social	578	(10)	568
Income tax and social contribution	46	16	62
Net income from continuing operations	624	6	630
Net income (loss) from discontinued operations	4	(31)	(27)
Net income for the period	628	(25)	603
Attributable:
Controlling shareholders – continuing operations	624	6	630
Controlling shareholders – discontinued operations	4	(31)	(27)
Total of controlling shareholders	628	(25)	603

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

	Consolidated
	06.30.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(17,473)	19	(17,454)
Gross profit	5,645	19	5,664
Operating income (expenses)
Selling expenses
General and administrative expenses	(3.526)	336	(3,190)
Depreciation and amortization	(492)	4	(488)
Share of profit of associates	(419)	(183)	(602)
Other operation expenses, net	(133)	4	(129)
Profit from operations before net financial expenses	1,031	180	1,211
Net financial expenses	(279)	(261)	(540)
Income before income tax and social	752	(81)	671
Income tax and social contribution	(213)	22	(191)
Net income from continuing operations	539	(59)	480
Net income (loss) from discontinued operations	212	118	330
Net income for the period	751	59	810
Attributable:
Controlling shareholders – continuing operations	539	(59)	480
Controlling shareholders – discontinued operations	89	34	123
Total of Controlling shareholders	628	(25)	603

Non-controlling shareholders – discontinued operations	123	84	207
Total of non-controlling shareholders	123	84	207

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Cash Flows

	Parent Company
	06.30.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	628	(25)	603
Deferred income tax	(45)	15	(30)
Losses (gain) of disposals of property and equipment	1	12	13
Depreciation/ Amortization	327	178	505
Interest and inflation adjustments	210	206	416
Share of profit (loss) of subsidiaries and associates	(556)	(52)	(608)
Losses (gain) on lease liability write off	-	(15)	(15)
Other liabilities	6	48	54
Payments of borrowings and financing	(617)	34	(583)
Payments of lease liability	-	(401)	(401)

	Consolidated
	06.30.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	751	59	810
Deferred income tax	196	86	282
Losses (gain) of disposals of property and equipment	103	12	115
Depreciation/ Amortization	444	222	666
Interest and inflation adjustments	396	455	851
Share of profit (loss) of subsidiaries and associates	32	-	32
Losses (gain) on lease liability write off	-	(16)	(16)
Other liabilities	(68)	49	(19)
Payments of borrowings and financing	(3,806)	51	(3,755)
Payments of lease liability	-	(918)	(918)

5.3   ICPC 22

The interpretation of ICPC22 clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about tax treatments on profit. The interpretation was approved on December 21, 2018 and entered into force on January 1, 2019. Management concludes that there are no significant impacts as a result of the adoption of such interpretation.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

6.     Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the half period ended June 30, 2019 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2018, except for the adoption of CPC 06 – R2 (IFRS 16) described in Note 5.1.

7.        Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 7.

		Parent Company		Consolidated
	Rate	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Cash and banks - Brazil		162	345	286	406
Cash and banks - Abroad	(*)	80	80	80	80
Short-term investments - Brazil	(**)	3,788	2,510	4,339	3,883
		4,030	2,935	4,705	4,369

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as June 30, 2019, substantially constitute CDB and repurchase agreements, bearing interest on to a weighted average rate of 94,26% (85.78% on December 31, 2018) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.        Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2018, in note 8.

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Credit card companies	37	19	60	38
Credit card companies - related parties (note 12.2)	41	37	60	58
Sales vouchers	60	68	121	128
Private label credit card	36	52	36	53
Receivables from related parties (note 12.2)	21	39	13	15
Receivables from suppliers	79	64	102	101
Allowance for doubtful accounts (note 8.1)	(1)	(1)	(4)	(5)
	273	278	388	388

Current	202	274	317	384
Noncurrent	71	4	71	4

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

8.        Trade receivables - Continued

8.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018

At the beginning of the period	(1)	(3)	(5)	(6)
Allowance booked for the period	(11)	-	(259)	(322)
Write-off of receivables	11	2	278	322
Deconsolidation Via Varejo	-	-	(18)	-
Assets held for sale and discontinued operations	-	-	-	2
At the end of the period	(1)	(1)	(4)	(4)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

06.30.2019	392	353	30	1	2	6
12.31.2018	393	362	10	5	5	11

9.       Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 9.

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Accounts receivable from insurers	242	213	247	213
Receivable from the sale of subsidiaries	83	82	83	82
Lease receivable	38	40	41	44
Receivables – Via Varejo (*)	40	-	40	-
Receivable from sale of real estate properties	31	40	31	40
Other	43	58	53	67
Allowance for doubtful accounts	(12)	(14)	(14)	(16)
	465	419	481	430

Current	332	291	348	302
Noncurrent	133	128	133	128

(*) With the sale of Via Varejo, the balance that was in related parties was reclassified to other accounts receivable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

9.         Other receivables - Continued

9.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018

At the beginning of the period	(14)	(10)	(16)	(12)
Write-off of receivables	2	-	6	13
Deconsolidation Via Varejo	-	-	(4)	-
Assets held for sale and discontinued operations	-	-	-	(12)
At the end of the period	(12)	(10)	(14)	(11)

10.     Inventories

The detailed information on inventories was presented in the annual financial statements for 2018, in note 10.

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Stores	2,191	2,206	4,164	4,162
Distribution centers	1,206	1,431	1,573	1,807
Real estate inventories	-	-	2	5
Allowance for losses on inventory obsolescence and damages (note 10.1)	(28)	(31)	(47)	(65)
	3,369	3,606	5,692	5,909

10.1. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
At the beginning of the period	(31)	(36)	(65)	(73)
Additions	(2)	(3)	(47)	(47)
Write-offs	5	2	58	62
Deconsolidation Via Varejo	-	-	7	-
Assets held for sale and discontinued operations	-	-	-	(2)
At the end of the period	(28)	(37)	(47)	(60)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

11.     Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2018, in note 11.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
State VAT tax credits – ICMS	1,430	1,326	2,507	2,335
Provision for non-realization to ICMS (VAT) tax credits	-	-	-	(28)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	453	461	674	717
Social Security Contribution - INSS	283	295	312	328
Income tax and social contribution prepayments	17	38	20	52
Other	12	9	21	20
Total	2,195	2,129	3,534	3,424

Current	341	316	615	679
Noncurrent	1,854	1,813	2,919	2,745

11.1.State VAT (ICMS) is expected to be realized as follows (net of provision):

In	Parent Company	Consolidated
Up to one year	144	275
From 1 to 2 years	156	284
From 2 to 3 years	152	321
From 3 to 4 years	160	322
From 4 to 5 years	151	306
More than 5 years	667	999
	1,430	2,507

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. For the quarter ended June 30, 2019, management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits, as shown in the table above:

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties

12.1. Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the half period ended June 30, 2019 and 2018, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Board of directors (*)	7,924	4,083	-	-	338	-	8,262	4,083
Executive officers	17,206	12,046	6,688	22,676	9,491	6,393	33,385	41,115
Fiscal Council	-	228	-	-	-	-	-	228
	25,130	16,357	6,688	22,676	9,829	6,393	41,647	45,426

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties – Continued

12.2.  Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2018, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders:
Casino	9	10	2	-	-	2	-	1	(30)	(26)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Exito	-		-		-		-		-	1
Helicco	-	-	-	-	-	-	-	3	(1)	(1)
Subsidiaries:
Novasoc Comercial	-	-	48	45	-	-	1	2	1	-
Sendas Distribuidora	10	23	76	94	9	11	-	-	38	42
SCB Distribuição e Comércio	2	-	5	96	-	-	-	-	-	-
Via Varejo	-	6	-	16	-	11	-	105	(31)	(7)
James Delivery	-	-	13	-	-	-	-	-	-	-
Cnova Brasil	-	-	-	-	-	-	-	-	(1)	2
GPA M&P	-	-	1	3	-	-	13	13	-	-
GPA LogÃstica	-	-	63	59	2	4	55	50	1	-
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates
FIC	41	37	26	26	17	21	-	-	41	61
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (i)	-	-	-	-	-	-	140	142	(22)	(22)
Others	-	-	1	1	-	-	1	-		-
Total	62	76	236	341	28	49	211	316	(5)	49

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2. Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Controlling shareholders
Casino	13	15	2	-	-	2	-	1	(30)	(26)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Exito	-	-	-	-	-	-	-	-	-	1
Helicco	-	-	-	-	-	-	-	3	(1)	(1)
Associates
FIC	60	58	34	33	28	31	-	-	74	83
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	140	141	(22)	(22)
Others	-	-	1	1	-	-	1	-	-	-
Total	73	73	37	34	28	33	142	145	20	34

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

13.     Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2018, in note 13.

13.1.  Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)

Balances at 12.31.2018	4,210	1	-	207	75	(224)	4,269
Adjustment related to IFRS 16	(112)	-	-	-	-	(12)	(124)
Balances at 12.31.2018 - restated	4,098	1	-	207	75	(236)	4,145
Share of profit of subsidiaries and associates	365	16	16	32	(14)	(81)	334
Sale investment held in Via Varejo	-	-	(1,361)	-	-	(492)	(1,853)
Dividends and interest on own capital	(50)	-	-	(9)	-	-	(59)
Stock options	3	-	3	-	-	-	6
Capital increase	-	-	-	-	143	-	143
Capital increase with property and equipment	67	-	-	-	-	-	67
Share of other comprehensive income	-	-	-	-	-	5	5
Assets held for sale and discontinued operations	-	-	1,342	-	-	492	1,834
Balances at 06.30.2019	4,483	17	-	230	204	(312)	4,622

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

Balances at 12.31.2017	3,119	5	-	155	(129)	3,150
Adjustment related to IFRS 16	(89)	-	-	-	(6)	(95)
Balances at 12.31.2017 - restated	3,030	5	-	155	(135)	3,055
Share of profit of subsidiaries and associates	515	(2)	159	32	(96)	608
Stock options	5	-	5	-	1	11
Share of other comprehensive income	-	-	8	-	(32)	(24)
Others movements	-	-	-	-	(1)	(1)
Assets held for sale and discontinued operations	-	-	(172)	-	-	(172)
Balances at 06.30.2018 - restated	3,550	3	-	187	(263)	3,477

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$339 on June, 30 2019 (R$311 on June 30, 2018). The parent company includes the effects of a shortfall on the investment in James Delivery in the amount of R$8 as of June 30, 2019.

	Consolidated
	06.30.2019	06.30.2018
		Restated
Balances in the beginning of the period	(64)	12
Adjustment related to IFRS 16	(12)	(6)
Balances in the beginning of the period – restated	(76)	6
Share of profit of associates – Continuing operations	(27)	(44)
Share of profit of associates – Discontinued operations	16	12
Share of other comprehensive income	5	(33)
Dividends and interest on own capital – continuing operations	(9)	-
Dividends and interest on own capital - discontinued operations	(3)	-
Assets held for sale and discontinued operations	(13)	(12)
Balances at the end of the period	(107)	(71)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

13.     Investments in subsidiaries and associates - Continued

13.2.    Sale of the investment in Via Varejo

The Company concluded the sale process started on November 23, 2016, through an auction held on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for a price of R$4.90 per share, totaling R$2,300 , in line with its long-term strategy to focus on food sector development. The gain related to the sale of R$414, net of income tax of R$204 (Note  19) was presented in Discontinued Activity.

       The company   has ceased to exercise control over Via Varejo during the month of June 2019 and is in the process of implementing the formal steps foreseen for such events on the guarantees granted, equity interests in other companies, use of trademarks, etc. The Company will continue to guarantee legal proceedings prior to the acquisition of Globex in 2010, and are disclosed in note 20.

14.     Property and equipment

The detailed information on property and equipment was presented in the annual financial statements for 2018, in note 14.

		Parent company
	Balance at 12.31.2018	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 06.30.2019
	Restated
Land	991	-	-	-	(6)	(16)	969
Buildings	1,179	3	-	(21)	-	(7)	1,154
Leasehold improvements	2,033	14	-	(100)	(17)	139	2,069
Machinery and equipment	861	56	-	(82)	1	66	902
Facilities	275	11	-	(19)	(1)	2	268
Furniture and fixtures	357	21	-	(29)	(7)	19	361
Construction in progress	115	277	-	-	-	(298)	94
Other	32	13	-	(7)	-	(5)	33
Total	5,843	395	-	(258)	(30)	(100)	5,850

Lease - right of use:
Buildings	2,558	4	127	(204)	(49)	1	2,437
IT equipment	1	-	-	(1)	-	-	-
	2,559	4	127	(205)	(49)	1	2,437
Total	8,402	399	127	(463)	(79)	(99)	8,287

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

Parent company
Balance at 12.31.2017	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 06.30.2018
Restated	Restated
Land	1,094	-	-	-	-	(49)	1,045
Buildings	1,333	2	-	(23)	25	(105)	1,232
Leasehold improvements	2,142	6	-	(100)	(4)	45	2,089
Machinery and equipment	904	4	-	(85)	(12)	32	843
Facilities	306	3	-	(19)	(1)	3	292
Furniture and fixtures	365	4	-	(29)	(11)	14	343
Construction in progress	79	145	-	-	-	(163)	61
Other	41	8	-	(7)	-	(9)	33
Total	6,264	172	-	(263)	(3)	(232)	5,938

Lease - right of use:
Buildings	2,536	8	72	(186)	(12)	-	2,418
IT equipment	5	-	-	(1)	-	-	4
2,541	8	72	(187)	(12)	-	2,422
Total	8,805	180	72	(450)	(15)	(232)	8,360
Parent Company
Balance at 06.30.2019	Balance at 12.31.2018
Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Restated
Land	969	-	969	991	-	991
Buildings	1,900	(746)	1,154	1,898	(719)	1,179
Leasehold improvements	3,784	(1,715)	2,069	3,666	(1,633)	2,033
Machinery and equipment	2,341	(1,439)	902	2,247	(1,386)	861
Facilities	594	(326)	268	583	(308)	275
Furniture and fixtures	967	(606)	361	945	(588)	357
Construction in progress	94	-	94	115	-	115
Other	141	(108)	33	136	(104)	32
10,790	(4,940)	5,850	10,581	(4,738)	5,843

Lease - right of use:
Buildings	5,151	(2,714)	2,437	5,111	(2,553)	2,558
IT equipment	36	(36)	-	37	(36)	1
5,187	(2,750)	2,437	5,148	(2,589)	2,559
Total	15,977	(7,690)	8,287	15,729	(7,327)	8,402

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

		Consolidated
	Balance at 12.31.2018	Additions	Remensura-tion	Depreciation	Write-offs	Transfers	Deconsolida-tion Via Varejo	Balance at 06.30.2019
	Restated
Land	1,366	57	-	-	(6)	9	-	1,426
Buildings	1,773	72	-	(30)	1	37	(1)	1,852
Leasehold improvements	3,843	176	-	(158)	(24)	215	(63)	3,989
Machinery and equipment	1,308	121	-	(122)	(6)	112	(34)	1,379
Facilities	501	31	-	(29)	(3)	27	(24)	503
Furniture and fixtures	595	45	-	(46)	(8)	48	(16)	618
Construction in progress	176	385	-	-	(1)	(492)	63	131
Other	59	15	-	(12)	(1)	6	(4)	63
Total	9,621	902	-	(397)	(48)	(38)	(79)	9,961

Lease - right of use:
Buildings	3,493	63	328	(253)	(69)	49	(154)	3,457
IT equipment	9	-	-	(2)	-	-	-	7
	3,502	63	328	(255)	(69)	49	(154)	3,464
Total	13,123	965	328	(652)	(117)	11	(233)	13,425

	Consolidated
	Balance at 12.31.2017	Additi-ons	Remea-surement	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 06.30.2018
	Restated							Restated
Land	1,362	10	-	-	-	(47)	-	1,325
Buildings	1,770	60	-	(29)	26	(131)	-	1,696
Leasehold improvements	3,492	165	-	(145)	(61)	85	1	3,537
Machinery and equipment	1,262	54	-	(120)	(30)	87	(53)	1,200
Facilities	487	26	-	(27)	(12)	12	(3)	483
Furniture and fixtures	540	34	-	(43)	(13)	32	(14)	536
Construction in progress	126	269	-	-	(2)	(285)	(6)	102
Other	64	16	-	(11)	(24)	(3)	22	64
Total	9,103	634	-	(375)	(116)	(250)	(53)	8,493

Lease - right of use:
Buildings	3,330	115	44	(230)	(12)	-	66	3,313
IT equipment	15	-	-	(2)	(1)	-	-	12
	3,345	115	44	(232)	(13)	-	66	3,325
Total	12,448	749	44	(607)	(129)	(250)	13	12,268

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

	Consolidated
	Balance at 06.30.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated
Land	1,426	-	1,426	1,366	-	1,366
Buildings	2,700	(848)	1,852	2,585	(812)	1,773
Leasehold improvements	6,154	(2,165)	3,989	5,868	(2,025)	3,843
Machinery and equipment	3,119	(1,740)	1,379	2,957	(1,649)	1,308
Facilities	894	(391)	503	865	(364)	501
Furniture and fixtures	1,345	(727)	618	1,287	(692)	595
Construction in progress	131	-	131	176	-	176
Other	219	(156)	63	206	(147)	59
	15,988	(6,027)	9,961	15,310	(5,689)	9,621

Lease - right of use:
Buildings	6,678	(3,221)	3,457	6,487	(2,994)	3,493
IT equipment	82	(75)	7	82	(73)	9
	6,760	(3,296)	3,464	6,569	(3,067)	3,502
Total	22,748	(9,323)	13,425	21,879	(8,756)	13,123

14.1.        Capitalized borrowing costs

The consolidated capitalized borrowing costs for the half period ended June 30, 2019 were R$8 (R$6 for the half period ended June 30, 2018). The rate used to determine the borrowing costs eligible for capitalization was 102.16% of the CDI (101.50% of the CDI for the period ended June 30, 2018), corresponding to the effective interest rate on the Company’s borrowings.

14.2.        Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated
Additions	399	180	965	749
Lease	(4)	(8)	(64)	(115)
Capitalized borrowing costs	(3)	(2)	(16)	(6)
Property and equipment financing - Additions	(304)	(157)	(679)	(412)
Property and equipment financing - Payments	333	230	794	495
Total	421	243	1,000	711

14.3. Other information

On June 30, 2019, the Company and its subsidiaries recorded in the cost of sales the amount of R$60 in the parent company (R$49 on June 30, 2018) and R$71 in consolidated (R$64 on June 30, 2018) related to the depreciation machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2018 and there were no significant discrepancies indicating loss or need to perform a new impairment test on June 30,2019.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

15.      Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2018, in note 15.

	Parent Company
	Balance at 12.31.2018	Additions	Amortization	Transfers	Balance at 06.30.2019
	Restated

Goodwill - retail	542	-	-	-	542
Commercial rights - retail	47	-	-	-	47
Software and implementation	563	60	(44)	57	636
Total	1,152	60	(44)	57	1,225

Lease - right of use:
Right of use Paes Mendonça (**)	577	-	(17)	-	560
Software	77	-	(10)	-	67
	654	-	(27)	-	627
Total	1,806	60	(71)	57	1,852

		Consolidated
	Balance at 12.31.2018	Addi-tions	Amorti-zation	Write-offs	Transfer	Deconsolida-tion Via Varejo	Balance at 03.31.2019
	Restated
Goodwill - retail	1,148	-	-	-	-	-	1,148
Brands	39	-	-	-	-	-	39
Commercial rights	111	24	-	-	-	-	135
Software	620	149	(49)	(7)	61	(75)	699
Total	1,918	173	(49)	(7)	61	(75)	2,021

Lease - right of use:
Right of use Paes Mendonça (**)	807	-	(21)	-	-	-	786
Software	80	-	(10)	(1)	-	1	70
	887	-	(31)	(1)	-	1	856
Total	2,805	173	(80)	(8)	61	(74)	2,877

          (*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

In the Parent Company, the balance of accumulated cost on June 30, 2019 is R$3,485 (R$3,367 on December 31, 2018) and of accumulated amortization R$1,633 (R$1,561 on December 31, 2018). In the Consolidated the balance of accumulated cost on June 30, 2019 is R$4,806 (R$4,653 on December 31, 2018) and of accumulated amortization R$1,929 (R$1,848 on December 31, 2018).

15.1.  Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2018 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended  December 31, 2018.

The Company monitored the plan used to assess the impairment as of December 31, 2018 and has not observed any significant changes that would indicate the need to perform a new impairment test as of June 30, 2019.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

15.     Intangible assets - Continued

15.2.  Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018

Additions	60	61	173	212
Intangible assets financing - Additions	-	-	(23)	-
Intangible assets financing - Payments	-	-	47	-
Total	60	61	197	212

16.     Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2018, in note 17.

16.1.      Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	105.82% of CDI (i)	4,973	4,146	4,973	4,146
		4,973	4,146	4,973	4,146

Borrowings and financing
Local currency
BNDES	3.92% per year	5	6	32	37
Working capital	94.08% of CDI	12	238	12	238
Working capital	TR (ii) + 9.80% per year	17	17	105	112
Swap contracts (note 16.7)	101.44% of CDI	(2)	(2)	(11)	(11)
Borrowing costs		-	-	(2)	(3)
		32	259	136	373
Foreign currency (note 16.5)
Working capital	USD + 2.97% per year	191	189	765	843
Working capital	EURO + 0.85% per year	307	-	307	-
Swap contracts (note 16.7)	106.66% of CDI	(38)	(33)	(78)	(76)
		460	156	994	767
Total		5,465	4,561	6,103	5,286

Current assets		2	-	48	43
Noncurrent assets		38	35	47	44
Current liabilities		2,473	1,306	3,073	1,981
Noncurrent liabilities		3,032	3,290	3,125	3,392

(i)   CDI – Certificate of interbank deposit

(ii) TR – Referential rate

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.2.  Changes in borrowings

	Parent Company	Consolidated
At December 31, 2018	4,704	5,438
Adjustment IFRS 16	(143)	(152)
Restated beginning balance	4,561	5,286
Additions - working capital	1,099	3,246
Accrued interest	160	297
Accrued swap	4	20
Mark-to-market	(1)	(2)
Monetary and exchange rate changes	3	-
Borrowing costs	4	5
Interest paid	(138)	(277)
Payments	(7)	(2,384)
Swap paid	(2)	(11)
Deconsolidation Via Varejo	(218)	(77)
At June 30, 2019	5,465	6,103

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Adjustment IFRS 16	(181)	(195)
Restated beginning balance	3,906	4,365
Additions - working capital	1,488	4,362
Accrued interest	138	307
Accrued swap	(62)	(157)
Mark-to-market	2	3
Monetary and exchange rate changes	72	173
Borrowing costs	6	6
Interest paid	(110)	(303)
Payments	(417)	(3,390)
Swap paid	(56)	(62)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	381
At June 30, 2018 - Restated	4,967	5,685

16.3.    Maturity schedule of noncurrent borrowings and financing

Year	Parent Company	Consolidated

From 1 to 2 years	958	975
From 2 to 3 years	1,528	1,546
From 3 to 4 years	503	519
From 4 to 5 years	2	14
After 5 years	4	27
Subtotal	2,995	3,081

Borrowing costs	(1)	(3)
Total	2,994	3,078

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.4.          Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	06.30.2019	12.31.2018

13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,000	1,013	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,012	1,093	1,094
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,030	824	824
16th Issue of Debentures – CBD – 1st serie	No preference	700	700,000	09/11/18	09/10/21	106.00% of CDI	1,020	714	714
16th Issue of Debentures – CBD – 2nd serie	No preference	500	500,000	09/11/18	09/12/22	107.40% of CDI	1,020	510	510
4th Issue of Promissory note - CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,030,658	825	-
Borrowing cost								(6)	(10)
Parent Company/Consolidated								4,973	4,146

Current liabilities								2,150	1,068
Noncurrent liabilities								2,823	3,078

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.     Borrowings and financing – Continued

16.5. Borrowings in foreign currencies

On June 30, 2019 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6. Guarantees

The Company has signed promissory notes for some loan contracts.

16.7. Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same debt due date and protect the interest and principal and are signed, with the same economic group. The weighted average annual rate of CDI in June 2019 was 6.32% (7.35% in June 30, 2018).

16.8. Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At June 30, 2019, GPA was in compliance with these covenants.

16.9. Total Return Swap ("TRS")

The Company sold 50,000,000 shares representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of R$ 218. On December 21, 2018 a contract was signed with a bank foreseeing the sale described and defining a Total Return Swap ("TRS") on the same number of shares. The contract was fully settled during the month of February.

On February 20, 2019, the Board of Directors approved a new TRS agreement authorizing the sale of 40,000,000 (forty million) of shares of Via Varejo held by the Company, corresponding to 3.09%, for the amount of R$200. This auction was made at B3 on February 25, 2019. Although the ownership of the shares was transferred to the Bank, the Group bears the risk on changes to the market value of the shares in future sales made by the bank, which, based on IFRS 9, determines that the shares should not be derecognized.  In April 2019 the balance was settled.

.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2018, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	236	341	37	34
Trade receivables and other receivables	642	627	707	695
Fair value through profit or loss
Cash and cash equivalents	4,030	2,935	4,705	4,369
Financial instruments – Fair value hedge	40	35	95	87
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	96	70	162	123
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(211)	(316)	(142)	(145)
Trade payables	(3,729)	(5,604)	(6,827)	(9,246)
Financing for purchase of assets	(41)	(68)	(64)	(149)
Debentures	(4,973)	(4,146)	(4,973)	(4,146)
Borrowings and financing	(17)	(244)	(41)	(271)
Lease liability	(3,565)	(3,719)	(4,729)	(4,762)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(515)	(206)	(1,178)	(956)
Financial instruments – Fair Value Hedge	-	-	(6)	-

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments - Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the quarter ended on June 30, 2019. The capital structure is presented as follows:

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
		Restated		Restated
Cash and cash equivalents	4,030	2,935	4,705	4,369
Financial instruments – Fair value hedge	40	35	95	87
Borrowings and financing	(5,505)	(4,596)	(6,198)	(5,373)
Other liabilities with related parties (*)	(135)	(138)	(135)	(138)
Net debt	(1,570)	(1,764)	(1,533)	(1,055)

Shareholders’ equity	(10,728)	(10,287)	(10,728)	(13,196)

Net debt to equity ratio	15%	17%	14%	8%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2019.

    a) Parent Company

	Less than 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	328	211	7	546
Debentures and promissory note	2,316	3,173	-	5,489
Derivative financial instruments	5	(35)	-	(30)
Lease liability	920	3,074	1,323	5,317
Trade payables	3,729	-	-	3,729
Total	7,298	6,423	1,330	15,051

b) Consolidated

	Less than 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	938	298	44	1,280
Debentures and promissory note	2,316	3,173	-	5,489
Derivative financial instruments	(35)	(44)	(3)	(82)
Lease liability	1,141	3,847	2,571	7,559
Trade payables	6,827	-	-	6,827
Total	11,187	7,274	2,612	21,073

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments – Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)            Derivative financial instruments

		Consolidated
		Notional value		Fair value
		06.30.2019	12.31.2018	06.30.2019	12.31.2018
Swap with hedge
Hedge object (debt)		1,114	883	1,177	955

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	105	112
US$ + fixed	USD+2.97% per year	687	756	765	843
EUR + fixed	EUR+0.85%per year	300	-	307	-
		1,114	883	1,177	955
Short position (sell)
	106.09% of CDI	(1,114)	(883)	(1,088)	(868)

Hedge position - asset		-	-	95	87
Hedge position - liability		-	-	(6)	-
Net hedge position		-	-	89	87

Realized and unrealized gains and losses on these contracts during the quarter ended on June30, 2019 are recorded as financial income (expenses), net and the balance receivable at fair value is R$89 (balance receivable of R$87 as of December 31, 2018), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended June 30, 2019 were a loss of R$6 (gain of R$105 as of June 30, 2018).

17.2.      Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.08 on the due date, and the weighted interest rate weighted was 6.32% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant according to the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.2.        Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 06.30.2019	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.44% of CDI	(94)	(209)	(213)	(217)
Fair value hedge of exchange rate	106.66% of CDI	(994)	(1,097)	(1,098)	(1,127)
Debentures	105.82% of CDI	(2,872)	(3,051)	(3,095)	(3,140)
Debentures (1st issue CRA)	97.50% of CDI	(1,014)	(1,079)	(1,095)	(1,111)
Debentures (2nd issue CRA)	96.00% of CDI	(1,094)	(1,162)	(1,179)	(1,196)
Bank loans	94.08% of CDI	(12)	(13)	(13)	(14)
Total borrowings and financing exposure		(6,080)	(6,611)	(6,693)	(6,805)

Cash and cash equivalents (*)	94.26% of CDI	4,339	4,602	4,667	4,733
Net exposure		(1,741)	(2,009)	(2,026)	(2,072)
Net effect - loss			(268)	(285)	(331)

(*) Weighted average

17.3.        Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.3.        Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	06.30.2019	06.30.2019	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers (FVOCI)	162	162	2
Cross-currency interest rate swaps	78	78	2
Interest rate swaps	11	11	2
Borrowings and financing (FVPL)	(1,178)	(1,178)	2
Borrowings and financing (amortized cost)	(5,014)	(4,974)	2
Total	(5,941)	(5,901)

There were no changes between the fair value measurements levels in the half ended on June 30, 2019.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.4.        Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Exchange swaps registered with CETIP
(US$ x CDI)

	Scotiabank	US$ 50	09/29/2017	09/29/2020	35	37	36	33
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	48	52	46	42
	Bradesco	US$ 70	06/18/2018	06/13/2019	-	3	-	1
	Scotiabank	US$ 50	01/03/2019	12/27/2019	(5)	-	(6)	-
	Itaú BBA	EUR $ 26	03/22/2019	12/02/2019	-	-	1	-
	Itaú BBA	EUR $ 44	03/22/2019	12/02/2019	-	-	1	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	3	3	5	5
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	1	2	4	4

					83	98	89	87

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

18.      Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2018, in note 19.

18.1.    Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Taxes payable in installments - Law 11,941/09	394	432	394	432
Taxes payable in installments – PERT	165	169	165	169
ICMS	36	62	72	88
PIS and COFINS	4	4	6	8
Provision for income tax and social contribution	104	26	230	115
Withholding income tax	-	1	1	2
INSS	1	1	4	4
Other	9	12	21	23
	713	707	893	841

Current	290	236	470	370
Noncurrent	423	471	423	471

18.2.    Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	103
From 2 to 3 years	103
From 3 to 4 years	103
From 4 to 5 years	45
After 5 years	69
423

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.     Income tax and social contribution

19.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2018, in note 20.

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated
Income before income tax and social contribution	116	568	295	671
Expense of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(29)	(141)	(124)	(237)
Tax penalties	(5)	(7)	(6)	(9)
Share of profit of associates	84	152	(3)	(8)
Interest on own capital (*)	57	42	57	42
Exceptional Credits	-	12	-	12
Tax benefits	7	-	15	-
Other permanent differences	(9)	4	(17)	9
Effective income tax and social contribution	105	62	(78)	(191)

Income tax and social contribution for the period:
Current	158	1	(75)	(112)
Deferred	(53)	61	(3)	(79)
Income tax and social contribution from continuing operations	105	62	(78)	(191)
Effective rate	-90,52%	-10,92%	26,44%	28,46%

Income tax expense on the sale of Via Varejo totaled R$204 (Note 13.2) in the parent company, presented in the result of discontinued operations.

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.     Income tax and social contribution - Continued

19.2.  Breakdown of deferred income tax and social contribution

	Parent Company
	06.30.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	135	-	135	167	-	167
Provision for risks	228	-	228	230	-	230
Goodwill tax amortization	-	(123)	(123)	-	(56)	(56)
Mark-to-market adjustment	-	(2)	(2)	2	-	2
Technological innovation – future realization	-	(9)	(9)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(134)	(134)	-	(125)	(125)
Unrealized gains with tax credits	-	(93)	(93)	-	(88)	(88)
Timing difference on adoption of IFRS 16	212	-	212	197	-	197
Other	47	(11)	36	60	(131)	71
Deferred income tax and social contribution assets (liabilities)	622	(372)	250	656	(410)	246

Compensation	(372)	372	-	(410)	410	-
Deferred income tax and social contribution assets (liabilities), net	250	-	250	246	-	246

	Consolidated
	06.30.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	176	-	176	198	-	198
Provision for risks	307	-	307	292	-	292
Goodwill tax amortization	-	(417)	(417)	-	(601)	(601)
Mark-to-market adjustment	-	(3)	(3)	-	(1)	(1)
Technological innovation – future realization	-	(9)	(9)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(136)	(136)	-	(128)	(128)
Unrealized gains with tax credits	-	(203)	(203)	-	(222)	(222)
Timing difference on adoption of IFRS 16	276	-	276	249	-	249
Other	96	(20)	76	113	(136)	(23)
Deferred income tax and social contribution assets (liabilities)	855	(788)	67	852	(1,098)	(246)

Compensation	(561)	561	-	(517)	517	-
Deferred income tax and social contribution assets (liabilities), net	294	(227)	67	335	(581)	(246)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.   Income tax and social contribution – Continued

19.2.    Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	254	341
From 1 to 2 years	131	184
From 2 to 3 years	159	206
From 3 to 4 years	74	120
From 4 to 5 years	4	4
	622	855

19.3.  Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated
At the beginning of the period	172	108	(374)	(273)
Adjustment related to IFRS 16	74	119	128	160
Restated opening balance	246	227	(246)	(113)
Expense for the period – continuing operations	(53)	61	(3)	(79)
Expense for the period – discontinued operations	-	-	(122)	(172)
Income tax related to good will - discontinued operations	55	(31)	315	(31)
Income tax related to OCI - continuing operations	2	(2)	3	(2)
Income tax related to OCI - discontinued operations	-	-	-	(4)
Special Tax Regularization Program - PERT	-	(1)	-	2
Assets held for sale and discontinued operations (see note 31)	-	-	122	176
Other	-	-	(2)	1
At the end of the period	250	254	67	222

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel and the provision was recognized in an amount considered sufficient to cover probable losses.

20.1.    Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	84	595	231	62	15	987

Additions	29	62	57	15	7	170
Payments	(1)	(1)	(25)	(7)	(5)	(39)
Reversals	(108)	(12)	(45)	(7)	(7)	(179)
Monetary adjustment	(1)	11	14	7	2	33

Balance at June 30, 2019	3	655	232	70	12	972

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812

Additions	-	71	50	33	15	169
Payments	-	(2)	(27)	(6)	(11)	(46)
Reversals	-	(14)	(38)	(42)	(12)	(106)
Monetary adjustment	2	4	17	6	2	31

Balance at June 30, 2018	75	422	276	72	15	860

20.2.    Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	86	742	291	89	27	1,235

Additions	29	78	369	104	10	590
Payments	(1)	(1)	(296)	(60)	(6)	(364)
Reversals	(218)	(19)	(144)	(53)	(9)	(443)
Monetary adjustment	(5)	14	48	13	2	72
Deconsolidation Via Varejo	113	(2)	28	5	1	145

Balance at June 30, 2019	4	812	296	98	25	1,235

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107

Additions	35	79	432	183	24	753
Payments	-	(2)	(336)	(89)	(13)	(440)
Reversals	-	(43)	(413)	(139)	(15)	(610)
Monetary adjustment	3	(3)	57	18	3	78
Liabilities related to assets held for sale and discontinued operations	(37)	(7)	266	21	(5)	238

Balance at June 30, 2018	75	587	337	99	28	1,126

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies - Continued

20.3.  Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Correspond to matters related to non-approval of compensation, including amounts of lesser expression, which at June 30, 2019 total R$4 (R$86 as of December 31, 2018).

20.3.2.   Tax

After entering in the Special program for installment, remained other tax claims, which according to the analysis of external legal counsel, were accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) non-payment of social security contributions on benefits granted to its employees, as a result of an unfavorable decision before the Court; (v) other minor issues. The amount accrued for these matters as of June 30, 2019 is R$373 (R$340 as of December 31, 2018).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$91 as of June 30, 2019 (R$92 as of December 31, 2018) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial statements, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$251 (R$221 in December 31, 2018) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.   Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions related to the Government Severance Indemnity Fund for Employees (“FGTS”) costs. The accrued amount as of June 30, 2019 is R$97 (R$88 of December 31, 2018).

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At June 30, 2019, the Company recorded a provision of R$296 (R$291 as of December 31, 2018). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.5. Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•     The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of June 30, 2019, the amount accrued for these lawsuits is R$58 (R$49 as of December 31, 2018), for which there are no escrow deposits.

•     The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On June 30, 2019 the amount of this provision is R$25 (R$27 on December 31, 2018).

•     As of June 30, 2019, the amount accrued related to other civil matters is R$40 (R$40 as of December 31, 2018).

Total civil lawsuits and others as of June 30, 2019 amount to R$123 (R$116 as of December 31, 2018).

20.6   Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance is of R$10,733 as of June 30, 2019 (R$10,671 as of December 31, 2018), and are mainly related to:

•     INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$447 as of June 30, 2019 (R$420 as of December 31, 2018). The lawsuits are under administrative and court discussions.

•     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,040 as of June 30, 2019 (R$1,021 as of December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.6. Possible contingent liabilities  - Continued

•     COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$1,991 as June 30, 2019 (R$1,985 as of December 31, 2018).

•        ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,691, as of June 30, 2019 (R$6,582 as of December 31, 2018), which await a final decision at the administrative and court levels.

•     Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$148 as June 30, 2019 (R$150 as of December 31, 2018), which await decision at the administrative and court levels.

•     Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$416 as June 30, 2019 (R$513 as of December 31, 2018).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indenization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,386 on June 30, 2019 (R$1,317 on December 31, 2018).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of June 30, 2019, the amount involved in tax proceedings is R$483 (R$399 as of December 31, 2018).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of June 30, 2019 the estimated amount, in case of success in all lawsuits, is approximately R$199 (R$186 as of December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.7.     Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
Tax	176	168	245	237
Labor	440	417	487	463
Civil and other	27	24	37	34
Regulatory	15	15	42	42
Total	658	624	811	776

20.8.   Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	06.30.2019	12.31.2018	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Tax	840	838	9,344	9,033	10,184	9,871
Labor	2	3	359	190	361	193
Civil and other	9	9	257	252	266	261
Regulatory	3	3	191	181	194	184
Total	854	853	10,151	9,656	11,005	10,509

The cost of letter of guarantees is approximately 0.65% per year of the amount of the lawsuits and is recorded as expense.

20.9.  Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS..

Since the decision of the Federal Supreme Court (“FSC”) on March 15, 2017, the procedural steps were within the anticipated by the Group’s legal advisors without any change in management's judgment regarding periods prior to March 15, 2017, although a final decision is expected in relation to the appeal filed by the prosecution. The Group and its external legal counsel believe that the decision related to the definitive application of the sentence will not limit the right on a legal claim as proposed by the Group, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Group started the claim in 2003. The Group estimates that it will be able to use tax credits for an amount of R$1,400.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.10.     Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

21.   Lease liability

21.1.  Leasing obligations

Lease liability amounted to R$4,729 as of June 30, 2019 (R$4,762 as of December 31, 2018), as shown in the table below:

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018
		Restated		Restated
Lease liability –minimum rental payments:
Up to 1 year	514	502	604	575
1 - 5 years	2,064	2,049	2,414	2,334
Over 5 years	987	1,168	1,711	1,853
Present value of lease agreements	3,565	3,719	4,729	4,762
Future financing charges	1,752	1,947	2,830	2,976
Future value of lease agreements	5,317	5,666	7,559	7,738

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 13.01% in the quarter ended June 30, 2019 (13.34% as of June 30, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

21.   Leasing transactions - Continued

21.2.  Movement of leasing liability

	Parent Company	Consolidated
At December 31, 2018	3,719	4,762
Additions	4	64
Remeasurement	127	328
Accrued interest	220	450
Exchange and monetary variation	-	1
Payments	(437)	(918)
Anticipated lease contract closure	(68)	(91)
Deconsolidation Via Varejo	-	133
At June 30, 2019	3,565	4,729

Current	514	604
Noncurrent	3,051	4,125

	Parent Company	Consolidated
At December 31, 2017	3,488	4,372
Additions	8	115
Remeasurement	72	328
Accrued interest	214	464
Payments	(401)	(918)
Anticipated lease contract closure	(15)	(16)
Liabilities related to assets held for sale and discontinued operations	-	20
At June 30, 2018	3,366	4,365

Current	418	481
Noncurrent	2,948	3,884

21.3.   Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	5	6	13	12
Sublease rentals (*)	(95)	(86)	(104)	(103)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company receives amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas receives amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2018, in note 23.

	Parent Company		Consolidated
	06.30.2019	12.31.2018	06.30.2019	12.31.2018

Deferred revenue in relation to sale of real estate property	28	16	28	16
Back lights	-	-	68	134
Additional or extended warranties	17	19	17	19
Services rendering agreement - Allpark	11	11	11	11
Revenue from credit card companies	42	44	42	44
Others	-	9	36	39
	98	99	202	263
Current
Noncurrent	71	89	171	250
	27	10	31	13

23.   Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2018, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of June 30, 2019 is represented by 267,079 (266,845 as of December 31, 2018) thousands of registered shares with no par value, of which 99,680 thousands of common shares (99,680 as of December 31, 2018) and 167,399 thousands of preferred shares (166,165 as of December 31, 2018).

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019 and June 24, 2019, were approved a capital increase of R$12 (R$3 on December 31, 2018) through the issuance of 225 thousands preferred shares (265 thousands of preferred shares on December 31,2018). On June 30, 2019, the capital stock is R$ 6,836 (R$ 6,825 on December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

23.   Shareholders’ equity – Continued

23.2.        Stock option plan for preferred shares

The fair value of each option granted is estimated at the grant date using the Black & Scholes option pricing model, considering the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of approximately 32.74% and (c) risk-free weighted average interest rate of 7.32%.

					06.30.2019
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Expiration date	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B3	05/30/2016	05/30/2019	11/30/2019	0.01	823	(284)	(75)	464
Series C3	05/30/2016	05/30/2019	11/30/2019	37.21	823	(276)	(109)	438
Series B4	05/31/2017	05/31/2020	11/30/2020	0.01	537	(161)	(44)	332
Series C4	05/31/2017	05/31/2020	11/30/2020	56.78	537	(160)	(45)	332
Series B3 -Tranche2	04/27/2018	05/30/2019	11/30/2019	0.01	95	-	-	95
Series C3 -Tranche2	04/27/2018	05/30/2019	11/30/2019	56.83	95	-	-	95
Series B5	05/31/2018	05/31/2021	11/30/2021	0.01	594	(98)	(12)	484
Series C5	05/31/2018	05/31/2021	11/30/2021	62.61	594	(98)	(12)	484
Series B6	05/31/2019	05/31/2022	11/30/2022	0.01	434	-	-	434
Series C6	05/31/2019	05/31/2022	11/30/2022	70.62	331	-	-	331
					4,863	(1,077)	(297)	3,489

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2018	2,755	26.03	1.37
Granted during the period	765	30.55
Cancelled during the period	(18)	31.10
Exercised during the period	(13)	23.64
Outstanding at the end of the period	3,489	27.01	1.35
At June 30, 2018	3,489	27.01	1.35

The weighted average of the provided options fair value at June 30, 2019 were R$48.97 (R$45.24 at the December 31, 2018).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the June 30, 2019 were R$14 (R$10 at the June 30, 2018).

23.3.        Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V.. The effect in the Parent Company was R$5 (R$31 at the June 30, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

24.     Net operating revenue

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
Gross sales
Goods	13,597	13,733	27,959	25,075
Services rendered	188	229	210	251
Sales returns and cancellations	(95)	(234)	(123)	(255)
	13,690	13,728	28,046	25,071

Taxes on sales	(1,065)	(1,047)	(2,256)	(1,953)
Net operating revenues	12,625	12,681	25,790	23,118

25.     Expenses by nature

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated

Cost of inventories	(8,505)	(8,427)	(19,379)	(16,703)
Personnel expenses	(1,648)	(1,669)	(2,457)	(2,322)
Outsourced services	(236)	(248)	(332)	(320)
Functional expenses	(690)	(578)	(970)	(785)
Selling expenses	(476)	(486)	(662)	(634)
Other expenses	(233)	(299)	(320)	(368)
	(11,786)	(11,707)	(24,120)	(21,132)

Cost of sales	(9,130)	(9,051)	(20,174)	(17,454)
Selling expenses	(2,291)	(2,301)	(3,422)	(3,190)
General and administrative expenses	(365)	(355)	(524)	(488)
	(11,786)	(11,707)	(24,120)	(21,132)

26.    Other operating expenses, net

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated

Tax installments and other tax risks	(61)	(40)	(71)	(19)
Restructuring expenses	(48)	(60)	(50)	(62)
Losses on disposals of fixed assets	2	2	(2)	(48)
Total	(107)	(98)	(123)	(129)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

27.       Financial income (expenses), net

	Parent Company		Consolidated
	06.30.2019	06.30.2018	06.30.2019	06.30.2018
		Restated		Restated
Finance expenses:
Cost of debt	(162)	(155)	(185)	(172)
Cost of discounting receivables	(53)	(66)	(77)	(86)
Monetary restatement loss	(64)	(65)	(67)	(52)
Interest on lease liability	(222)	(216)	(284)	(272)
Other finance expenses	(41)	(22)	(53)	(37)
Total financial expenses	(542)	(524)	(666)	(619)
	8%	4%	8%	6%
Financial income:
Income from short term investments	8	14	10	15
Monetary restatement gain	54	44	89	58
Other financial income	4	6	5	6
Total financial income	66	64	104	79

Total	(476)	(460)	(562)	(540)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

28.   Earnings per share

The information on earnings per share was presented in the annual financial statements for 2018, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	06.30.2019			06.30.2018
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Net income allocated to common and preferred shares - continuing operations	141	76	217	311	169	480
Net income allocated to common and preferred shares - discontinued operations	226	123	349	80	43	123
Net income allocated to common and preferred shares	367	199	566	391	212	603

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	167	100	267

Basic earnings per millions of shares (R$) - continuing operations	0.84247	0.76588		1.86527	1.69570
Basic earnings per millions of shares (R$) - discontinued operations	1.35494	1.23177		0.47798	0.43452
Basic earnings per millions of shares (R$) - total	2.19741	1.99765		2.34325	2.13022

Diluted numerator
Net income allocated to common and preferred shares - continuing operations	141	77	217	311	169	480
Net income allocated to common and preferred shares - discontinued operations	226	123	349	80	43	123
Net income allocated to common and preferred shares	367	199	566	391	212	603

Diluted denominator
Weighted average of shares (in millions)	167	100	267	167	100	267
Stock options	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	168	100	268

Diluted earnings per millions of shares (R$) – continuing operations	0.83950	0.76733		1.85481	1.69280
Diluted earnings per millions of shares (R$) – discontinued operations	1.35017	1.23321		0.47530	0.43162
Diluted earnings per millions of shares (R$) – total	2.18967	2.00054		2.33011	2.12442

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information

The information about segments was presented in the annual financial statements of 2018, in note 30 Management considers the following segments:

•     Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•     Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments were sold are presented as discontinued operations at the June 30, 2019 and 2018 and kept in this note for the purposes of reconciliation with consolidated interim financial information.

Information on the Company’s segments as of June 30, 2019 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.       Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		Restated		Restated		Restated		Restated		Restated		Restated

Net operating revenues	12,931	12,782	12,859	10,336	-	-	25,790	23,118	-	-	25,790	23,118
Gross profit	3,557	3,648	2,059	2,016	-	-	5,616	5,664	-	-	5,616	5,664
Depreciation and amortization	(483)	(456)	(180)	(146)	-	-	(663)	(602)	-	-	(663)	(602)
Share of profit of subsidiaries and associates	38	32	-	-	-	-	38	32	(65)	(76)	(27)	(44)
Operating income	307	444	623	843	-	-	930	1,287	(73)	(76)	857	1,211
Net financial expenses	(470)	(468)	(92)	(72)	-	-	(562)	(540)	-	-	(562)	(540)
Profit(loss) before income tax and social contribution	(163)	(24)	531	771	-	-	368	747	(73)	(76)	295	671
Income tax and social contribution	97	66	(175)	(257)	-	-	(78)	(191)	-	-	(78)	(191)
Net income (loss) for continuing operations	(66)	42	356	514	-	-	290	556	(73)	(76)	217	480
Net income (loss) for discontinued operations	345	(27)	-	-	36	357	381	330	-	-	381	330
Profit (loss) of year end	279	15	356	514	36	357	671	886	(73)	(76)	598	810

Current assets	8,605	7,671	3,397	4,193	-	28,427	12,002	40,291	-	(151)	12,002	40,140
Noncurrent assets	14,377	14,253	6,487	5,997	-	-	20,864	20,250	-	(16)	20,864	20,234
Current liabilities	8,152	8,587	4,401	5,306	-	23,245	12,553	37,138	-	(167)	12,553	36,971
Noncurrent liabilities	8,203	8,803	1,382	1,404	-	-	9,585	10,207	-	-	9,585	10,207
Shareholders' equity	6,627	4,534	4,101	3,480	-	5,182	10,728	13,196	-	-	10,728	13,196

(*) Food retail includes GPA Malls & Properties and Comprebem.

(**) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	06.30.2019	06.30.2018
Assaí	12,859	10,336
Extra	7,628	7,606
Pão de Açúcar	3,392	3,345
Proximidade	555	561
Other business	1,356	1,270
Total net operating revenue	25,790	23,118

30.    Non cash transactions

During the half ended at June 30, 2019 and 2018 the Company had the following non-cash transactions:

•      Purchase of fixed assets not paid yet as note 14.2;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Deferred income tax as per note 19;

•      Additions of provisions for contingencies as per note 20;

31.     Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2018, in note 32.

Parent Company	06.30.2019	12.31.2018
		Restated

Reclassification of investment to assets held for sale	-	1,845
Goodwill reclassification to assets held for sale	-	179
Property/lands held for sale	24	30
Assets held for sale and discontinued operations	24	2,054

Consolidated
	06.30.2019	3 12.31.2018
		Restated
Discontinued operations assets	-	28,275
Property/lands held for sale	24	30
Total	24	28,305

Discontinued operations liabilities	-	23,189
Total	-	23,189

On September 29, 2018, the Company entered into a land purchase and sale agreement for the amount of R$115, which sale was not recognized under IFRS 15, due to the contractual characteristics of long-term payment and transfer of title in future date to be defined by the buyer.

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.     Non current assets held for sale and discontinued operations - Continued

As disclosed in notes 2 and 13.2, on June 14, 2019, the sale of Via Varejo S.A. (“VV”) was concluded, the date on which control of the subsidiary was exercised by its new controlling shareholders. As this process occurred at the end of the second quarter of 2019 and considering that VV's financial information will be released only after the Company's results were presented, specifically for this quarterly financial information, the disclosures about the discontinued operations are being made in a condensed manner.

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations, including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

      Balance sheet (*):

	05.31.2019	12.31.2018
Assets		Restated
Current
Total current assets	9,871	13,412
Noncurrent
Total noncurrent assets	15,551	15,017
Total assets	25,422	28,429

Liabilities
Current
Total current liabilities	13,484	15,733

Noncurrent
Total noncurrent liabilities	6,689	7,514
Shareholders’ equity	5,249	5,182
Total liabilities and shareholders’ equity	25,422	28,429

Cash flow:	05.31.2019	06.30.2018
		Restated

Cash flow provided by (used in) operating activities	(2,640)	(1,385)
Net cash provided by (used in) investing activities	(234)	(242)
Net cash provided by (used in) financing activities	(651)	(987)
Cash variation in the period	(3,525)	(2,614)

Companhia Brasileira de Distribuição

Notes to the interim financial information

June 30, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.     Non current assets held for sale and discontinued operations - Continued

Income Statement:

The breakdown of income from discontinued operations presented in the Company's consolidated statements of income is as follows:

	06.30.2019	06.30.2018
		Restated

Result of discontinued operations	(33)	330
Gain on sale of discontinued operations (Note 13.2)	414	-
Profit from discontinued operations presented in the Company's consolidated statements of income	381	330

Attributable:
Company's controlling shareholders	349	123
Participation of non-controlling shareholders	32	207

Additionally, the Company incurred costs reclassified related to contingency indemnity costs arising from periods prior to the acquisition, paid to Via Varejo. Under IFRS 5, such costs were reclassified to discontinued activities in the amount of R$33 as of June 30, 2019 (R$4 of income as of June 30, 2018).

32. Subsequent events

32.1   Issuance of promissory notes

On June 24, 2019, the first issue of commercial promissory notes of Sendas Distribuidora was to be held in 6 series, with a nominal value of R$50 and a total value of R $ 800. The issue of the first series occurred on July 4, 2019.

Other information deemed as relevant by the Company

Shareholding at 03.31.2019

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 06/30/2019 (In units)

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94.019.178	94,32%	0	0,00%	94.019.178	35,20%
Jean-Charles Naouri*	0	0,00%	1	0,00%	1	0,00%
Geant International BV*	0	0,00%	9.423.742	5,63%	9.423.742	3,53%
Segisor*	5.600.050	5,62%	0	0,00%	5.600.050	2,10%
Casino Guichard Perrachon*	1	0,00%	0	0,00%	1	0,00%
Almacenes Éxito S.A.*	1	0,00%	0	0,00%	1	0,00%
King LLC*	0	0,00%	852.000	0,51%	852.000	0,32%
Helicco Participações Ltda.	0	0,00%	581.600	0,35%	581.600	0,22%
BlackRock, Inc.*	0	0,00%	15.810.780	9,44%	15.810.780	5,92%
Conselho de Administração	0	0,00%	563.804	0,34%	563.804	0,21%
Diretoria	0	0,00%	35.815	0,02%	35.815	0,01%
Em Tesouraria	0	0,00%	232.586	0,14%	232.586	0,09%
Outros	60.621	0,06%	139.898.883	83,57%	139.959.504	52,40%
Total	99.679.851	100,00%	167.399.211	100,00%	267.079.062	100,00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER)
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO GUICHARD PERRACHON *	1	0,00%	0	0,00%	1	0,00%
SEGISOR*	223.698.566	100,00%	0	0,00%	223.698.566	100,00%
ALMACENES ÉXITO S.A.*	1	0,00%	0	0,00%	1	0,00%
AÇÕES EM TESOURARIA	0	0,00%	0	0,00%	0	0,00%
TOTAL	223.698.568	100,00%	0	0,00%	223.698.568	100%
(*) Foreign Company

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
SEGISOR					Shareholding (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887.239.642	50,00%	0	0,00%	887.239.642	50,00%
Casino Guichard Perrachon*	887.239.642	50,00%	0	0,00%	887.239.642	50,00%
Equitis Gestion*	2	0,00%	0	0,00%	2	0,00%
TOTAL	1.774.479.286	100%	0	0%	1.774.479.286	100%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187.689.792	41,93%	0	0,00%	187.689.792	41,93%
Geant Fonciere B.V.	47.725.428	10,66%	0	0,00%	47.725.428	10,66%
Fondo de Pensiones Obligatorias Porvenir Moderado	22.493.709	5,02%	0	0,00%	22.493.709	5,02%
Fondo de Pensiones Obligatorias Proteccion	26.395.301	5,90%	0	0,00%	26.395.301	5,90%
Other Shareholders	163.336.754	36,49%	0	0,00%	163.336.754	36,49%
TOTAL	447.640.984	100,00%	0	0,00%	447.640.984	100,00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 06/30/2019 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99,94%	10.857.343	6,49%	110.476.573	41,36%

Management
Board of Directors	-	0,00%	563.804	0,34%	563.804	0,21%
Board of Executive Officers	-	0,00%	35.815	0,02%	35.815	0,01%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholdersas	60,621	0,06%	155.709.663	93,02%	155.770.284	58,32%

Total	99,679,851	100,00%	167.399.211	100,00%	267.079.062	100,00%

Outstanding Shares	60,621	0,06%	156.309.282	93,38%	156.369.903	58,55%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 06/30/2018 (In units) Total

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99.619.230	99,94%	10.857.343	6,50%	110.476.573	41,43%

Management
Board of Directors	-	0,00%	432.236	0,26%	432.236	0,16%
Board of Executive Officers	-	0,00%	37.896	0,02%	37.896	0,01%

Treasury Shares	-	0,00%	232.586	0,14%	232.586	0,09%

Other Shareholdersas	60.621	0,06%	155.389.827	93,08%	155.450.448	58,30%

Total	99.679.851	100,00%	166.949.888	100,00%	266.629.739	100,00%

Outstanding Shares	60.621	0,06%	155.859.959	93,36%	155.920.580	58,48%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 25, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.